FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

02057327

PE 8-19-02

For the month of____________________, 2002

Mountain Province Diamonds Inc. (formerly Mountain Province Mining Inc.)
(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia V6B 3H7, Canada
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___x___ Form 40-F _______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______________ No _______________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

Computershare

**Computershare Trust Company of Canada**
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

August 19, 2002

To: The Applicable Commissions and Exchanges

Dear Sirs:

Subject: MOUNTAIN PROVINCE DIAMONDS INC.

We confirm that the following material was sent by pre-paid mail on August 19, 2002, to the registered common shareholders of the subject Corporation:

A. Notice of Annual General Meeting / Information Circular
B. Annual Report 2002 including Financial Statements for the years ended March 31, 2002 and 2001
C. Proxy
D. Supplemental Mailing List Return Card
E. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
"Mariano Banting"
Assistant Account Manager
Client Services, Stock Transfer Dept.
Tel(604)661-9479
Fax(604)683-3694

**SUPPLEMENTAL MAILING LIST RETURN CARD**

(National Policy 41)

NOTICE TO SHAREHOLDERS OF **MOUNTAIN PROVINCE DIAMONDS INC.**

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 – Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

---

TO: **Mountain Province Diamonds Inc.** (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

______________________________________

*Name (Please print)*

______________________________________

*Address*

______________________________________

*City/Province (or State)/Postal Code*

| | |
|---|---|
| *Signature of shareholder, or if shareholder is a company, signature of authorized signatory.* | *Dated* |

**Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.**

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

Tel: (604) 661-9400 or Toll Free: 1-888-661-5566
Fax: (604) 661-9480

::ODMA\PCDOCS\CMLAW\983202\1

## NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **Mountain Province Diamonds Inc.** (the "Company") will be held on Friday, September 27, 2002, in the Garibaldi Room, Level C, Conference Floor of The Fairmont Hotel Vancouver at 900 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 1:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended March 31, 2002;

2. To increase the number of directors from seven to nine;

3. To elect directors for the ensuing year;

4. To appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To approve an amendment to the Company's stock option plan dated November 26, 1998, as amended February 1, 1999, (the "Amended Plan") by increasing the number of shares available for purchase pursuant to options granted under the Amended Plan, and to approve the granting of incentive stock options under the Amended Plan; and

6. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the *Company Act* (British Columbia) ("Company Act") and section 4(2) of the *Company Act Regulations*, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the *Criminal Records Act* (Canada); or a person whose registration in any capacity has been cancelled under the *Securities Act* (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the *Mortgage Brokers Act* (British Columbia) by either the Commercial Appeals Commission or the Registrar of

Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 14th day of August, 2002.

**BY ORDER OF THE BOARD**

*"Paul Shatzko"*

**Paul Shatzko**
**Chairman of the Board**

**Multilateral Instrument 45-102 (Resale of Securities)**

**Section 3.1(2) Notice of Filing of Current Annual Information Form**

In accordance with the requirements of Multilateral Instrument 45-102 (Resale of Securities), notice is hereby given that on August 19, 2002, Mountain Province Diamonds Inc. filed a current Annual Information Form in the alternative form of an SEC Annual Report on Form 20 F on Sedar under Project Number 00473190.

Dated this 19th day of August, 2002.

**Mountain Province Diamonds Inc.**

Per:

"Pradeep Varshney"
Pradeep Varshney
Chief Financial Officer

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Years ended March 31, 2002 and 2001

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

## RESULTS

The Company's loss for the fiscal year ended March 31, 2002 ("fiscal 2002") totaled $1,455,881 or $0.03 per share compared to $3,060,072 or $0.07 per share for the fiscal year ended March 31, 2001 ("fiscal 2001"). These losses include the losses of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2002 was $130,583. During fiscal 2001 MGM incurred a loss of $1,333,210 which included a write-down of $1,220,211 of various assets, including loans receivables, non-diamond mineral properties and related capital assets acquired by MGM from Glenmore Highlands Inc. (Glenmore) upon amalgamation with Glenmore.

### Revenue

During fiscal 2002 the Company's interest income was $17,901 compared to $65,826 a year earlier. The decrease was because of lower cash balances available for investment, and lower interest rates.

### Expenses

During fiscal 2002, expenses were $1,460,566 as compared to $3,110,162 in fiscal 2001. The primary reason for high expenses in fiscal 2001 was the write-down of former Glenmore loan receivables, non-diamond mineral properties and related deferred exploration and capital assets amounting to $1,220,211. There was no write-down of any mineral property during fiscal 2002.

During fiscal 2002, general and administration expenses were $1,342,400, down 28% from $1,861,164 in fiscal 2001. The main reasons for reduction in expenses were: (i) the decreased level of investor relations, promotional activities and travel and (ii) the top management accepted significantly lower management and consulting fees for their services. Also, various other cost cutting measures were implemented which resulted in lower professional fees, wages, insurance and rent.

## LIQUIDITY AND CASH RESOURCES

Since its inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2002, the Company had $585,879 in cash and cash equivalents, compared with $1,082,193 a year earlier. At March 31, 2002 the Company had a working capital position of $339,897 compared to $903,452 a year earlier. The Company had no long-term debt at March 31, 2002 or March 31, 2001. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada Exploration Inc. (a wholly owned subsidiary of De Beers Consolidated Mines Ltd.), the 51% owner of the property.

### Financing Activities

During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon exercise of stock options. During fiscal 2001 the Company raised $2,236,480 in two tranches in September and October of 2000. The first tranche of the private placement closed on September 15, 2000, at which time Monopros Limited (now De Beers Canada Exploration Inc.), purchased 1,967,333 units at a price of $0.60 per unit for a total proceeds of $1,180,400. The second tranche closed on October 25, 2000, at which time three placees purchased 1,760,133 units at a price of $0.60 per unit for a total proceeds of $1,056,080. Each unit consisted of one share and a half warrant. Each whole warrant may be exercised to purchase one common share of the Company at a price of $0.70 per share in the first year and $0.80 per share in the second year.

### Investing Activities

For the Rabbit Tracks Diamond property in Manitoba the Company incurred acquisition costs of $29,000 during fiscal 2002 and $20,000 during fiscal 2001. No other property acquisitions were made during fiscal 2002 or fiscal 2001.

During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2001 the exploration costs in respect of the Rabbit Tracks Diamond Project in Manitoba amounted to $29,953. During fiscal 2002 the exploration costs in respect of Baffin Island property amounted to $2,976 compared to $65,115 during fiscal 2001. De Beers Canada paid all costs for work on and related to the AK-CJ properties during fiscal 2002 and fiscal 2001.

## OUTLOOK

The Company is likely to continue incurring annual losses until it may achieve production from the AK project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed a desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was the bulk sample to recover additional diamonds (completed in May 2001). The second component was an aggressive exploration program aimed at adding to the existing resource (completed in June 2001). Any additional kimberlitic discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return. That exploration program discovered the MZ lake sill complex. Final results and modeled figures from the 2001 bulk sample were encouraging enough for De Beers Canada to commit to another bulk sample in the winter of 2002. The bulk sample program was completed in April 2002. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well as do more evaluation work on the Tuzo pipe. The results of all programs should be available in the fourth quarter at which time the management committee will decide how to proceed.

It is anticipated that the cash and cash equivalents on hand at March 31, 2002 will provide the Company with sufficient funds until approximately late 2002. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date into 2003. However there is no assurance that such stock options or warrants will be exercised. If such stock options or warrants are not exercised, the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

## RISK FACTORS

All of the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of the mineral deposit including the quantity and quality of the ore, proximity to or cost to develop infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for these purposes when required. However, with regard to the AK claims, the Company is carried to production with De Beers Canada paying all expenses.



## SELECTED QUARTERLY INFORMATION

| | 2002 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| Loss for period | $ 451,160 | $ 418,220 | $ 316,357 | $ 270,144 | $ 1,455,881 |
| Loss per share | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.03 |

| | 2001 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| Loss for period | $ 462,148 | $ 620,647 | $ 383,228 | $ 1,594,049 | $ 3,060,072 |
| Loss per share | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.04 | $ 0.07 |

## FORWARD LOOKING STATEMENTS

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

# INFORMATION CIRCULAR

**for the**

# ANNUAL GENERAL MEETING

**of**

# MOUNTAIN PROVINCE DIAMONDS INC.

**to be held on**

**FRIDAY, SEPTEMBER 27, 2002**

# MOUNTAIN PROVINCE DIAMONDS INC.

CANADA Office:
515 Seymour Street, Suite 212
Vancouver, British Columbia V6B 3H7
Tel: (604) 687-0122

USA Office:
3633 East Inland Empire Blvd., Suite 465
Ontario, CA 91764
Tel: (909) 466-1411

*Website: http://www.mountainprovince.com*

# INFORMATION CIRCULAR

(all information as at August 14, 2002 unless otherwise noted)

## PERSONS MAKING THE SOLICITATION

**This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Friday, September 27, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.** While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

## APPOINTMENT OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada, of 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

## NON-REGISTERED HOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.** More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

## EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

**Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.**

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

## VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 63,883,100 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on August 14, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

| Shareholder Name | Number of Shares | Percentage of Issued Shares |
|---|---|---|
| Mountain Glen Mining Inc. (1) | 16,015,696 (2) | 25.1% |
| Bottin (International) Investments Ltd. (3) | 12,193,896 | 19.1% |

(1) Mountain Glen Mining Inc. (the "Subsidiary") is a wholly-owned subsidiary of the Company.

(2) These shares cannot be voted on any resolution put to shareholders at the Meeting pursuant to section 159 of the *Company Act* (British Columbia) and section 31(3) of the *Business Corporations Act* (Alberta). It is anticipated that the Company and the Subsidiary will effect a further reorganization in due course to cancel these shares. Under the *Business Corporations Act* (Alberta), the Company is required to cause the Subsidiary to dispose of these shares by June 30, 2005.

(3) Bottin (International) Investments Ltd. is controlled by Dermot Desmond.

## EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2002, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary of compensation table below.

### Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

| Name and Principal Position of Named Executive Officer | Fiscal Year Ending | Annual Compensation | | | Long Term Compensation | | | All Other Compensation |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary | Bonus | Other Annual Compensation (1) | Securities Under Options / SARs Granted | Restricted Shares or Restricted Share Units | LTIP Pay-Outs | |
| Jan W. Vandersande<br>President | 2002 | Nil | Nil | $207,913 | 225,000 (2) | Nil | N/A | Nil |
| | 2001 | Nil | Nil | $246,010 | 60,000 (3) | Nil | N/A | Nil |
| | 2000 | Nil | Nil | $248,117 | Nil | Nil | N/A | Nil |

(1) These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2) 25,000 of these stock options were granted in consideration of the reduction of the monthly remuneration payable to Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(3) All of these stock options were granted in consideration of the reduction of the monthly remuneration payable to Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

### Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

### Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

| Name | Date of Grant | Securities Under Options Granted (#) | % of Total Options Granted to Employees in Fiscal year | Exercise or Base Price ($/ Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1) | Expiration Date |
|---|---|---|---|---|---|---|
| Jan W. Vandersande | May 11, 2001 | 100,000 | 30.2% | $1.25 | $0.96 | May 11, 2006 |
| | May 11, 2001 | 100,000 | | $1.50 | $0.96 | May 11, 2006 |
| | December 21, 2001 | 25,000 | | $0.67 | $0.67 | December 21, 2006 |

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

**Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values**

The following table sets out incentive stock options exercised by the Named Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) (1) | Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#) | Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2) |
|---|---|---|---|---|
| Jan W. Vandersande | 30,000 | $19,200 | 542,000 (3) / 200,000 (4) | $11,450 / Nil |

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at March 28, 2001 was $0.84.

(3) 100,000 of these stock options were re-granted after cancellation with an amended exercise price of $2.25 and an extended expiry date of February 1, 2004. The Toronto Stock Exchange considers such cancellation and re-granting to be an amendment of the existing incentive stock options.

(4) These options vested on May 11, 2002.

**Option and SAR Repricings**

There were no options or freestanding SARs held by the Named Executive Officer that were repriced downward during the most recently completed financial year of the Company.

**Defined Benefit or Actuarial Plan Disclosure**

The Company does not have a defined benefit/actuarial plan, under which benefits are determined by final compensation of years of service of the Company's officers and key employees.

**Compensation Committee**

The Company does not have a compensation committee *per se*. Compensation matters are reviewed and approved by the entire board of directors (the "Board").

**Report on Executive Compensation**

Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on the combination of factors, including a comparative review of information in the mining industry, the nature of the services provided by the executives, their formal qualifications and experience, as well as historical precedent.

**Performance Graph**

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on March 31, 1997 with the cumulative total return of the Standard & Poor's TSX Composite Index (formerly the TSX 300 Stock Index) ("TSX Composite") for the five most recently completed fiscal years of the Company.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**("MPV")**
**Comparison of Five Year Total Common Shareholders' Return**


$200
$175
$150
$125
$100
$75
$50
$25
$0
1997
1998
1999
2000
2001
2002
MPV
TSX Composite

| | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|
| MPV | $3.30 | $5.00 | $2.25 | $1.20 | $0.62 | $0.84 |
| TSX Composite | 5850.22 | 7558.50 | 6597.79 | 9462.39 | 7608.00 | 7851.47 |

**Termination of Employment, Change in Responsibilities and Employment Contracts**

On June 1, 1997, the Company entered into a consulting agreement (the "Consulting Agreement") with Jan Vandersande, the President and a director of the Company, pursuant to which Dr. Vandersande would receive a fee of US$14,000 per month as consideration for management and administrative services.

The Consulting Agreement provides that the Company and Dr. Vandersande would review and fix the monthly fee on an annual basis, prior to each anniversary of the Consulting Agreement. If the Company and Dr. Vandersande failed to reach an agreement with respect to remuneration, the monthly fee then in effect would continue.

Under the Consulting Agreement, Dr. Vandersande would be entitled to receive a severance amount of three times the amount of his annual salary in the event of termination without Just Cause (as defined in the Consulting Agreement), or if, upon a Change of Control (as defined in the Consulting Agreement), Dr. Vandersande tendered his resignation in accordance with the terms of the Consulting Agreement. Dr. Vandersande would be entitled to receive the severance amount if he ceased to be a director for any reason (including his not being re-elected as a director, or his removal as a director by virtue of a resolution passed by the shareholders in a general meeting), provided there is an absence of Just Cause.

There have been two amendments to the Consulting Agreement as follows:

1. Amendment agreement (the "Amendment") dated January 1, 2001 between the Company and Dr. Vandersande amending the Consulting Agreement, pursuant to which the Company granted to Dr. Vandersande an option to purchase up to 60,000 common shares of the Company at a price of $0.60 per share for a term of five years in consideration of the monthly remuneration rate being reduced from US$14,000 to US$12,000 for a period of one year. The severance payment was also amended to US$504,000.

2. Second amendment agreement dated January 1, 2002, between the Company and Dr. Vandersande amending the Consulting Agreement and the Amendment, which provides for the Company to grant to Dr.

Vandersande an option to purchase up to 25,000 common shares of the Company for a term of five years at a price to be determined by the Board. The remuneration of Dr. Vandersande was also amended so that he would be paid:

(a) at the rate of US$14,000 per month for a period of 43 months commencing on the effective date of the Consulting Agreement and ending on December 31, 2000;

(b) at the rate of US$12,000 per month for a period of 12 months commencing on January 1, 2001 and ending on December 31, 2001;

(c) at the rate of US$8,000 per month for a period of 12 months commencing on January 1, 2002 and ending on December 31, 2002; and

(d) thereafter at the rate of US$14,000, commencing on January 1, 2003.

The severance amount payable was amended to an amount equal to the greater of:

(a) three times the amount of Dr. Vandersande's annual salary at the date of termination, and

(b) US $504,000.

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

**Compensation of Directors**

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended March 31, 2002, other than the sum of $500 for one board of directors' meeting attended. During that period, the Company paid an aggregate of $2,000 to four directors in this respect.

In addition, during the fiscal year ended March 31, 2002, the Company paid to Paul Shatzko, the Chairman of the Board and a director of the Company, an aggregate sum of $96,000 as consideration for management services. These services were provided pursuant to the terms of a management services agreement made as of June 1, 1997, as amended on January 1, 2001 and further amended on January 1, 2002. Dr. Shatzko also received stock options to purchase up to 100,000 common shares of the Company under the first amending agreement and additional stock options to purchase up to 25,000 common shares of the Company under the second amending agreement. These stock options were granted to Dr. Shatzko in consideration of the reduction of the monthly remuneration payable to him under the management services agreement, as amended.

The Company also paid an aggregate of $35,200 during the most recently completed fiscal year for secretarial and public relations services to third parties related to a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,500,000 common shares to directors. Of these options, 75,000 were returned to the Company by David Siegel, the Vice Chairman and a director of the Company, to enable the Company to grant additional options to other employees.

## MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On December 7, 2001, the Company announced the closing of a private placement of a total of 1,636,912 units issued to five purchasers at a price of $0.58 per unit. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant to purchase a further common share of the Company at a price of $0.58 per share for a period of three years. Insiders participating in the private placement were Bottin (International) Investments Ltd, a holder of shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company (as to 431,034 units), and Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager for Harry Dobson, a director of the Company (as to 172,413 units).

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

## NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution increasing the number of directors of the Company from seven to nine for the ensuing year.

## ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) (the "Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

| Name , Present Position(s) with the Company (1) and Place of Residence (3) | Principal Occupation (2) (3) | Date(s) Served as a Director Since | Ownership or Control Over Voting Shares Held (3) |
|---|---|---|---|
| **Paul Shatzko** (4)<br>Chairman of the Board and a director of the Company.<br>*Canada* | Business Executive; Chairman of the Board of the Company since May 1996; President of the Company from December 1987 to May 1996. | December 2, 1986 | 143,201 |

| Name , Present Position(s) with the Company [1] and Place of Residence [3] | Principal Occupation [2] [3] | Date(s) Served as a Director Since | Ownership or Control Over Voting Shares Held [3] |
|---|---|---|---|
| **Jan. W. Vandersande**<br>President and a director of the Company.<br>*United States of America* | President of the Company since May 1996. | May 22, 1996 | 50,000 |
| **Jesus R. Martinez**<br>Corporate Secretary and a director of the Company.<br>*Canada* | Self-employed Professional Mining Engineer. | November 22, 1989 | 315,850 |
| **Carl Verley** [4]<br>Director of the Company.<br>*Canada* | Self-employed Geological Consultant. | December 2, 1986 | 162,000 |
| **David Whittle** [4]<br>Director of the Company.<br>*Canada* | Self-employed Chartered Accountant. | November 1, 1997 | 5,734 |
| **D.H.W. (Harry) Dobson**<br>Director of the Company.<br>*United Kingdom* | Independent Businessman. | November 1, 1997 | 1,164,923 [5] |
| **David N. Siegel**<br>Vice Chairman and a director of the Company.<br>*United States of America* | Business Executive. | July 1, 2000 | 1,350,000 [6] |
| **Jonathan Comerford**<br>Director of the Company.<br>*Ireland* | Investment Manager at IIU Limited since August 1995 to date. | September 21, 2001 | Nil |
| **Elizabeth J. Kirkwood**<br>Director of the Company.<br>*Canada* | Business Executive; President of Kirkwood Resource Developers Ltd. since February 1989 to date, Oil Springs Energy Corp. since July 1973 to date, Cogent Capital Corp. since February 1990 to date, First Strike Diamonds Inc. from October 1995 to date, and Hucamp Mines Limited from May 2001 to May 2002. | September 21, 2001 | Nil |

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4) Members of the Company's Audit Committee.

(5) 172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

(6) 300,000 of these shares are held indirectly by Mr. Siegel's daughter.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Vancouver Courier, a Vancouver, British Columbia newspaper, on July 21, 2002. Copies of such Advance Notice of Meeting were delivered to all applicable securities commissions and the Toronto Stock Exchange pursuant to the regulation under the Company Act.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

### Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

- the Company's strategic planning process,
- the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
- the Company's succession planning, including appointing, training and monitoring senior management,
- the Company's major business development initiatives,
- the integrity of the Company's internal control and management information systems,
- the Company's policies for communicating with shareholders and others, and
- the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

- approval of the annual capital budget and any material changes to the operating budget,
- approval of the Company's business plan,
- acquisition of, or investments in new business,
- changes in the nature of the Company's business,
- changes in senior management, and
- all matters as required under the Company Act.

The Board meets on a regularly scheduled basis and more frequently if required. In fiscal 2002, the Board met five times.

### Board Composition and Independence from Management

*Unrelated Directors*

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, seven of the Company's nine existing and proposed directors are unrelated. The related directors of the Company are Paul Shatzko, the Chairman of the Board, and Jan Vandersande, the President of the Company.

*Independence of the Board from Management*

The Company's corporate governance structure recognizes the value of separating the offices of chair and chief executive officer. Jan Vandersande is the Company's President and the Board is chaired by Paul Shatzko. David Siegel, an unrelated director, holds the office of Vice Chairman.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

*Size of the Board*

A board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

**Board Committees**

The Board has one committee, namely the Audit Committee, which is comprised of a majority of unrelated directors. The committee, its mandate and membership are outlined below.

*Audit Committee*

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the year ending March 31, 2002, the Audit Committee met once and was composed of Paul Shatzko, Carl Verley and David Whittle, all of whom are unrelated directors, except for Paul Shatzko, the Chairman of the Board.

## APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

## SPECIAL BUSINESS

**Approval of Amendment to Stock Option Plan**

Under the Company's stock option plan dated November 26, 1998 as amended on February 1, 1999 (the "Plan"), the Company was permitted to grant stock options under which up to 2,177,300 common shares (the "Plan Ceiling") could be purchased. This number excludes the 2,022,700 stock options granted prior to the implementation of the Plan. As at July 26, 2002, the Company had outstanding stock options under the Plan under which up to 2,145,000 common shares could be purchased. This number excludes 30,000 stock options granted under the Plan which have been exercised to date. As a result, the Company has only 2,300 options currently available for new grants. On August 14, 2002, the directors of the Company approved, subject to TSX and shareholder approval, an amendment to the Plan to increase the number of common shares which could be purchased under the Plan by an additional 1,500,000 shares, which will take the amended plan ceiling to 3,677,300 shares, which is 7.682% of the Company's issued and outstanding share capital as at August 14, 2002 (excluding the 16,015,696 shares of the Company held by the Company's wholly-owned subsidiary, Mountain Glen Mining Inc.).

A copy of the draft amended Plan (the "Amended Plan") will be available at the meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the meeting.

***Regulatory Requirements***

For the purposes of this Information Circular, the term "Insider" has the meaning given to that term in Section 1(1) of the British Columbia *Securities Act*, where Insider is defined to mean:

(a) a director of senior officer of the Company;

(b) a director or senior officer of a person that is itself an insider of subsidiary or the Company;

(c) a person that has:

  (i) a direct or indirect beneficial ownership of,

  (ii) control or direction over, or

  (iii) a combination of direct or indirect beneficial ownership of and of control or direction over

  securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution , or

(d) the Company itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities.

Disinterested shareholder approval is required by the TSX where a proposed share compensation arrangement, together with all of the Company's other previously established or proposed share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue.

The TSX also requires any amendment to a stock option plan or to any option within or outside a plan to be cleared with the TSX.

Insiders of the Company will participate in the Amended Plan. The insiders, as a group, have the majority of optioned shares allocated under the original Plan and, as a group, hold or may hold stock options for a number of shares exceeding 10% of the outstanding issue.

***Shareholder Approval***

As described under "Regulatory Requirements" above, the proposed amendment to the Plan to increase the Plan Ceiling must be approved generally by shareholders of the Company. Since certain of the optionees are insiders of the Company, and the Insiders, as a group, hold or may hold options for a number of shares in excess of 10% of the issued and outstanding capital of the Company, the grant of stock options thereunder must also be approved by a majority of votes cast by disinterested shareholders (which term includes insiders to whom shares may be issued pursuant to the share compensation arrangement and associates of such insiders) at a shareholders' meeting.

Management is asking shareholders, as a group, excluding votes held by interested shareholders and their associates, to approve the Amended Plan, the grants of stock options thereunder, and to approve the resolutions:

> "Whereas, as at August 14, 2002, the Board of Directors approved the amendment of the Company's Stock Option Plan dated November 26, 1998 (as amended) to increase the maximum number of shares issuable pursuant to stock options granted thereunder from 2,177,300 shares to 3,677,300 shares;
>
> And whereas the Company wishes to secure such general and specific approvals for the adoption of such amendment and the granting of incentive stock options thereunder as is or may be required by the Toronto Stock Exchange;
>
> Resolved that:

1. the aggregate maximum number of shares reserved for issuance of stock options granted under the Company's Stock Option Plan dated November 26, 1998 (as amended on February 1, 1999) (the "Plan") be increased from 2,177,300 to 3,677,300 shares (the "New Plan Ceiling"), and the Plan be amended to effect such increase;

2. the New Plan Ceiling shall exclude the 2,022,700 stock options granted prior to the implementation of the Plan on November 26, 1998;

3. the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling option holders to purchase up to an additional 1,500,000 common shares of the Company;

4. the grant of stock options to insiders which have resulted in, or could result, at any time, in:

    (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue, or

    (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue, or

    (c) the issuance to any one insider and such insider's associates, with a one-year period, of a number of Shares exceeding 5% of the Company's issued and outstanding share capital,

    be, and it is hereby approved;

5. the board of directors, by resolution, be authorized to make such amendments to the Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

6. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

As of August 14, 2002, the Company had a total of 47,867,404 common shares issued and outstanding. This number excludes the 16,015,696 shares held by the Company's wholly-owned subsidiary, Mountain Glen Mining Inc., in the Company. To the best knowledge of management, insiders and their associates having an interest in the proposed increase in the Plan Ceiling, are entitled to vote a total of 3,191,708 common shares. Accordingly, the total number of shares held by disinterested shareholders is 44,675,696.

## OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

## CERTIFICATE

*The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.*

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

**ON BEHALF OF THE BOARD**

*"Paul Shatzko"*
**Paul Shatzko**
**Chairman of the Board**

## SCHEDULE "A"

| **TSX Corporate Governance Committee Guidelines** | | **Does the Company Conform?** | ***Comments*** |
|---|---|---|---|
| 1 | The Board should explicitly assume responsibility for stewardship of the Company specifically for: | | |
| (a) | adoption of a strategic planning process | Yes | The Board reviews strategic plans formally on an annual basis, and informally as required. |
| (b) | identification of principal risks, and implementing risk management systems | Yes | The Audit Committee and the Board as a whole have identified the Company's principal risks and review those risks and the management thereof on an ongoing basis. |
| (c) | succession planning and monitoring senior management | Yes | The Board as a whole has the responsibility for succession planning as it relates to senior management. The Board also monitors the performance of senior management. |
| (d) | communications policy | Yes | The Board, through and with the assistance of senior management, has established procedures to ensure consistency in the manner that communications with shareholders and the public are managed. |
| (e) | integrity of internal control and management information systems | Yes | The Audit Committee has the responsibility for the integrity of internal controls to manage information systems with respect to financial matters. The Board, through management, has established internal control and management information systems with respect to other operational matters. |
| 2 | Majority of directors should be "unrelated" (independent of management and free from conflicting interest) | Yes | Paul Shatzko and Jan Vandersande are related directors. |

| | TSX Corporate Governance Committee Guidelines | Does the Company Conform? | Comments |
|---|---|---|---|
| 3 | Disclosure for each director whether he or she is related, and how that conclusion was reached | Yes | Paul Shatzko - Related - is Chairman of the Board.<br><br>Jan Vandersande - Related - is President of the Company.<br><br>For the remainder of directors and the proposed directors, none of them or their associates have:<br><br>- worked for the Company<br>- material contracts with the Company<br>- received remuneration from the Company in excess of directors' fees and stock options<br>- a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the election of the board of directors)<br><br>Jesus Martinez – Unrelated – is Corporate Secretary of the Company.<br><br>David Siegel – Unrelated – is Vice Chairman.<br><br>Carl Verley – Unrelated<br><br>David Whittle – Unrelated<br><br>Harry Dobson - Unrelated<br><br>Jonathan Comerford – Unrelated<br><br>Elizabeth Kirkwood - Unrelated |
| 4.a. | Appoint a committee responsible for appointment/ assessment of directors | No | The Board as a whole assesses the performance and qualification of directors and assesses and recommends potential nominees to the Board. |
| 4.b. | Composed exclusively of non-management directors, the majority of whom are unrelated. | N/A | |
| 5 | Implement a process for assessing the effectiveness of the Board, its committee and directors | Yes | The Board as a whole reviews the overall effectiveness of the Board, its committees, individual directors and management. |
| 6 | Provide orientation and education programs for new directors | No | Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors. |

| TSX Corporate Governance Committee Guidelines | | Does the Company Conform? | Comments |
|---|---|---|---|
| 7 | Consider reducing size of the Board, with a view to improving effectiveness | Yes | The Board as a whole has reviewed the size of the Board and concluded that the current number of directors is appropriate to the needs of the Company at this time. |
| 8 | Review compensation of directors in light of risks and responsibilities | Yes | The Board as a whole considers the compensation of directors periodically. |
| 9.a. | Committees should generally be composed of non-management directors | No | |
| 9.b. | Majority of committee members should be unrelated. | Yes | The Audit Committee is composed of a majority of unrelated directors. |
| 10 | Appoint a committee responsible for approach to corporate governance issues | No | The Board as a whole has the mandate to review the Company's compliance with these guidelines on a continual basis and to consider all matters relevant to the corporate governance of the Company. |
| 11.a. | Define limits to management's responsibilities by developing mandates for: | | |
| | i) the Board | No | There is no specific mandate for the Board. Any responsibility which is not delegated to senior management or a committee of the Board remains the responsibility of the Board. |
| | ii) the CEO | Yes | The written objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO. |
| 11.b. | Board should approve CEO's corporate objectives | Yes | The CEO's corporate objectives are established annually by the Board in conjunction with management, including the CEO. |
| 12 | Establish structures and procedures to enable the Board to function independently of management | Yes | All Board committees are comprised solely of non-management members. |
| 13.a. | Establish an audit committee with a specifically defined mandate | Yes | The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management. |
| 13.b. | All members should be non-management directors | No | The Audit Committee is comprised of a majority of non-management members. |

| TSX Corporate Governance Committee Guidelines | | Does the Company Conform? | Comments |
|---|---|---|---|
| 14 | Implement a system to enable individual directors to engage outside advisors, at the Company's expense | No | No formal system for the engagement of outside advisors has been implemented, however, directors on occasion have been invited to seek independent counsel at the Company's expense and have done so. There is no policy in place prohibiting this activity or establishing specific guidelines as to how such arrangements are to be made. |

# PROXY

**THIS PROXY IS SOLICITED BY MANAGEMENT OF MOUNTAIN PROVINCE DIAMONDS INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON FRIDAY, SEPTEMBER 27, 2002 AND ANY ADJOURNMENT THEREOF.**

The undersigned shareholder of the Company hereby appoints **Paul Shatzko**, the Chairman of the Board and a director of the Company, or failing this person, **Jan W. Vandersande**, the President and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or ______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

| | | For | Against |
|---|---|---|---|
| 1. | To increase the number of directors to nine. | ☐ | ☐ |
| | | For | Withhold |
| 2. | (a) to elect Paul Shatzko as director | ☐ | ☐ |
| | (b) to elect Jan W. Vandersande as director | ☐ | ☐ |
| | (c) to elect Jesus R. Martinez as director | ☐ | ☐ |
| | (d) to elect Carl Verley as director | ☐ | ☐ |
| | (e) to elect David Whittle as director | ☐ | ☐ |
| | (f) to elect D.H.W. (Harry) Dobson as director | ☐ | ☐ |
| | (g) to elect David N. Siegel as director | ☐ | ☐ |

| | | For | Withhold |
|---|---|---|---|
| 2. | (h) to elect Jonathan Comerford as director | ☐ | ☐ |
| | (i) to elect Elizabeth J. Kirkwood as director | ☐ | ☐ |
| 3. | To appoint KPMG LLP as the auditor of the Company. | ☐ | ☐ |
| | | For | Against |
| 4. | To authorize the directors to set the auditor's remuneration. | ☐ | ☐ |
| 5. | To approve an amendment to the Company's stock option plan dated November 26, 1998, as amended on February 1, 1999 (the "Amended Plan"), and the granting of stock options under the Amended Plan. | ☐ | ☐ |
| 6. | To approve the transaction of other business. | ☐ | ☐ |

**The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.**

**Signature:** ______________________________ **Date:** ________________ **Name:** ______________________________

**(Proxy must be signed and dated)** **(Please Print)**

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of* ***Computershare Trust Company of Canada*** *by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting. The mailing address of* ***Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9*** *and its fax number is (604) 683-3694.*

::ODMA\PCDOCS\CMLAW\983156\1

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

# CAMPNEY & MURPHY

BARRISTERS AND SOLICITORS

CHIN YEN LEE
Direct No. (604) 661-7536
Direct Fax No. (604) 661-1627
Email CLEE@campney.com
File No. 038770/68

August 19, 2002

**Via Sedar**

Ontario Securities Commission
Cadillac Fairview Tower
Suite 800, Box 55
20 Queen Street West
Toronto
Ontario M5H 3S8

The Toronto Stock Exchange
2 First Canadian Place
Toronto, Ontario
M5X 1J2

Dear Sirs:

Re: Mountain Province Diamonds Inc. (the "Company") – Annual Information Form for the Purposes of Ontario Securities Commission Rule 51-501 (the "Rule")

Pursuant to the requirements of the Rule, we file herewith the Company's Annual Information Form (in the form of a U.S. SEC Form 20F Annual Report) for the fiscal year ended March 31, 2002.

CAMPNEY & MURPHY

Please contact the undersigned if you require additional information in order to accept this filing.

Yours truly,

CAMPNEY & MURPHY

Per:

*"Chin Yen Lee"*

Chin Yen Lee

Encl.

cc: Mountain Province Diamonds Inc.
Attn: Pradeep Varshney (letter only)

::ODMA\PCDOCS\CMLAW\984570\1

Consolidated Financial Statements of

# MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Years ended March 31, 2002 and 2001

KPMG LLP
**Chartered Accountants**
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in accounting for earnings per share as explained in note 2(h) to the financial statements, on a consistent basis.

**KPMG LLP (signed)**

Chartered Accountants

Vancouver, Canada

July 12, 2002

# MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Balance Sheets

March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 585,879 | $ 1,082,193 |
| Accounts receivable | 38,679 | 32,499 |
| Marketable securities (note 4) | 32,392 | 36,260 |
| Advances and prepaid expenses | 7,192 | 55,914 |
| Total current assets | 664,142 | 1,206,866 |
| Assets held for sale (note 5) | 100,000 | 100,000 |
| Mineral properties (note 6) | 1,628,822 | 1,599,822 |
| Deferred exploration (note 6) | 31,492,926 | 31,448,470 |
| Capital assets (note 7) | 61,274 | 77,647 |
| Total assets | $ 33,947,164 | $ 34,432,805 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 213,209 | $ 202,944 |
| Due to related party (note 11) | 99,036 | 95,110 |
| Taxes payable | 12,000 | 5,360 |
| Total current liabilities | 324,245 | 303,414 |
| Shareholders' equity: | | |
| Share capital (note 8) | 53,470,446 | 52,521,037 |
| Deficit | (19,847,527) | (18,391,646) |
| Total shareholders' equity | 33,622,919 | 34,129,391 |
| Total liabilities and shareholders' equity | $ 33,947,164 | $ 34,432,805 |

Nature of operations (note 1)
Contingencies (note 9)
Commitments (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

**"Paul Shatzko"** Director **"Jesus R. Martinez"** Director

# MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Statements of Operations and Deficit

Years ended March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Revenue: | | |
| Interest | $ 17,901 | $ 65,826 |
| Expenses: | | |
| Amortization | 19,357 | 29,508 |
| Capital taxes | (15,600) | (7,247) |
| Interest and bank charges | 2,344 | 4,347 |
| General and administration | 1,342,400 | 1,861,164 |
| Property evaluation and maintenance | 108,197 | 10,000 |
| Gain on sale of marketable securities | - | (19,135) |
| Loss from write-down of marketable securities | 3,868 | 11,314 |
| Loss from write-down of assets held for sale (note 5) | - | 1,220,211 |
| | 1,460,566 | 3,110,162 |
| Loss before income taxes | (1,442,665) | (3,044,336) |
| Income tax expense | 13,216 | 15,736 |
| Loss for the year | (1,455,881) | (3,060,072) |
| Deficit, beginning of year | (18,391,646) | (15,331,574) |
| Deficit, end of year | $ (19,847,527) | $ (18,391,646) |
| Basic and diluted loss per share | $ (0.03) | $ (0.07) |
| Weighted average number of shares outstanding | 46,734,442 | 44,186,062 |

See accompanying notes to consolidated financial statements.

# MOUNTAIN PROVINCE DIAMONDS INC.

(Formerly Mountain Province Mining Inc.)

Consolidated Statements of Cash Flows

Years ended March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Cash provided by (used in): | | |
| Cash flows provided by (used in) operating activities: | | |
| Loss for the year | $ (1,455,881) | $ (3,060,072) |
| Items not involving cash: | | |
| Amortization | 19,357 | 29,508 |
| Gain on sale of marketable securities | - | (19,135) |
| Loss from write-down of marketable securities | 3,868 | 11,314 |
| Loss from write-down of assets held for sale | - | 1,220,211 |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | (6,180) | 55,893 |
| Advances and prepaid expenses | 48,722 | (37,366) |
| Accounts payable and accrued liabilities | 10,265 | (581,620) |
| Due to related party | 3,926 | (137,003) |
| Taxes payable | 6,640 | (9,640) |
| Cash flows used in operating activities | (1,369,283) | (2,527,910) |
| Cash flows provided by (used in) investing activities: | | |
| Deferred exploration costs | (44,456) | (182,541) |
| Purchase of capital assets | (3,772) | (16,053) |
| Proceeds on sale of capital assets | 788 | - |
| Amalgamation costs | - | (402,931) |
| Proceeds on sale of marketable securities | - | 63,908 |
| Advances to Klondike Gold Mining Corp. | - | (60,630) |
| Mineral properties | - | (20,000) |
| Cash received on acquisition of Glenmore Highlands | - | 11,102 |
| Cash flows used in investing activities | (47,440) | (607,145) |
| Cash flows provided by financing activities: | | |
| Shares issued for cash, net of commission | 920,409 | 2,236,480 |
| Decrease in cash and cash equivalents | (496,314) | (898,575) |
| Cash and cash equivalents, beginning of year | 1,082,193 | 1,980,768 |
| Cash and cash equivalents, end of year | $ 585,879 | $ 1,082,193 |
| Supplementary information: | | |
| Interest paid | $ - | $ - |
| Income taxes paid | 6,576 | 27,762 |
| Non-cash transactions: | | |
| Acquisition of Glenmore Highlands Inc. for issuance of 15,980,962 shares (note 3) | - | 16,780,010 |
| Shares issued pursuant to Rabbit Track Diamond Project (note 6(c)) | 29,000 | - |

See accompanying notes to consolidated financial statements.

**1. Nature of operations:**

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

**2. *Significant accounting principles:***

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. (note 3). All significant intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c) Marketable securities:

Marketable securities are carried at the lower of cost and market value.

**2. Significant accounting principles (continued):**

(d) Mineral properties and deferred exploration:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Capital assets:

Capital assets are initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

| Asset | Rate |
|---|---|
| Furniture and equipment | 20% |
| Computers | 30% |

(f) Stock-based compensation:

No compensation expense is recognized when stock options are issued. Any consideration paid on the exercise of stock options is credited to share capital.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

**2. Significant accounting principles (continued):**

(h) Loss per share:

Effective April 1, 2001, the Company adopted the revised recommendations of the CICA Handbook Section 3500, "*Earnings Per Share*" ("EPS"). The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them Basic EPS is calculated by dividing income available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that, when there is a difference, a reconciliation of the calculation of the basic and diluted EPS computations be disclosed.

The revised recommendations were applied retroactively with restatement of prior periods. The adoption of the new rules did not result in any change to the basic and diluted loss per share for all of the periods presented.

(i) Foreign currency translation:

Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. Marketable securities have been written down to their quoted market value.

(k) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

**3. Business combination:**

During the year ended March 31, 2001, the Company incorporated a wholly owned subsidiary ("Mountain Glen Mining Inc.") which amalgamated on June 30, 2000, by way of a Plan of Arrangement, with Glenmore Highlands Inc. ("Glenmore"). Glenmore's major asset at the date of the amalgamation was the ownership of 16,015,696, or approximately 37.7%, of the issued common shares of the Company. The amalgamation has been accounted for by the Company as an acquisition of Glenmore by the Company using the purchase method. As consideration for the purchase of Glenmore, the Company issued 15,980,962 common shares to the shareholders of Glenmore on the basis of the exchange ratio of 0.5734401 common shares of the Company for each share of Glenmore outstanding. Provided below is the purchase price allocation. The fair value of the Mountain Province shares of $1.05 per share is based on a valuation opinion by an independent Canadian investment dealer. The results of operations of Glenmore are included in the financial statements of the Company commencing from June 30, 2000.

| | | |
|---|---|---|
| Net assets acquired at assigned values: | | |
| Current assets | $ | 33,293 |
| Mineral properties | | 562,534 |
| Capital assets | | 113,033 |
| Investment in Klondike Gold Mining Corporation | | 500,000 |
| Investment in Mountain Province (16,015,696 common shares), owned by Mountain Glen Mining Inc. and eliminated on consolidation | | 16,816,481 |
| Current liabilities | | (720,127) |
| | $ | 17,305,214 |
| Consideration paid: | | |
| 15,980,962 common shares of Mountain Province | $ | 16,780,010 |
| Costs of acquisition | | 525,204 |
| | $ | 17,305,214 |

It is anticipated that the Company and Mountain Glen Mining Inc. ("Mountain Glen") will effect a further reorganization in the future in order to cancel the 16,015,696 common shares of the Company held by Mountain Glen. The shares held by Mountain Glen are non-voting while held by Mountain Glen, no dividend is payable on the shares while held by Mountain Glen and they do not participate in any share distributions, and the Company is unable to sell the shares without prior written regulatory approval.

**4. Marketable securities:**

The quoted market value of marketable securities at March 31, 2002 was $32,392 (2001 - $36,260).

**5. Assets held for sale:**

Assets held for sale consist of an investment in Klondike Gold Mining Corporation and in certain Northern European properties and mining equipment, as described below. During the year ended March 31, 2001, the Company wrote down the assets by $1,220,211 to $100,000, being the estimated net amount to be realized on a sale of the assets. Details pertaining to these assets are as follows:

(a) Investment in Klondike Gold Mining Corporation:

Klondike Gold Mining Corporation ("Klondike") is a private Canadian exploration company with mineral properties located in the United States. The Company acquired convertible loans receivable with Klondike through the acquisition of Glenmore Highlands Inc. ("Glenmore") (note 3). As at March 31, 2002, the face value of the convertible loans outstanding, including accrued interest, was $12,372,758 (2001 - $11,402,269).

The loans are secured by a general charge against the assets of Klondike in favor of the Company, are repayable on demand and bear interest on their face value at the rate of 10% per annum. At the option of the Company, the loans are convertible at any time into common shares of Klondike at the rate of $0.50 per share. Had these loans been converted by the Company at March 31, 2002, the shares so acquired would have represented approximately 72.6% (2001 - 71.0%) of the outstanding shares of Klondike. Certain officers and directors of the Company are shareholders and directors of Klondike.

The Company will recognize interest income on these loans only as such income is realized.

During the year ended March 31, 2001, the Company advanced a further $60,630 to Klondike. This advance is unsecured, non-interest bearing and without specified terms of repayment.

(b) Northern European properties:

(*i*) Haveri Mine

Through the acquisition of Glenmore (note 3), the Company acquired a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US $500,000 phased over two years.

**5. Assets held for sale (continued):**

(b) Northern European properties (continued):

(*ii*) *Sirkka and Luhanka properties*

Through the acquisition of Glenmore (note 3), the Company obtained the right to earn on a back-in basis a 50% undivided interest in these two separate mineral properties located in Northern Europe.

The agreements provide that with respect to each of these properties, the Company can elect up to June 2002 to earn a 50% interest by incurring exploration expenditures in an amount equal to twice the amount incurred to the date of such election by the underlying property interest holder with which the agreements were made. The Company did not elect to earn its interest in either of these properties in June 2002 and therefore the Company no longer has the right to earn an interest in these properties.

(c) Mining equipment:

Through the acquisition of Glenmore (note 3), the Company has acquired capital assets including various mining equipment located in Northern Europe. No amortization has been taken in respect of the mining equipment as it has been written down to its estimated net realizable amount.

The Company continues to attempt to sell these assets either individually or as a group. The Company entered into a confidentiality agreement on March 21, 2002 with a potential buyer of the Haveri Mine property and continues to seek buyers for the other assets. During the year ended March 31, 2002, all expenditures incurred with respect to the evaluation and maintenance of these assets have been charged to operations as incurred.

**6. Mineral properties and deferred exploration:**

Acquisition costs:

| | 2002 | 2001 |
|---|---|---|
| AK/CJ claims | $ 3,847,553 | $ 3,847,553 |
| Proceeds received on sale of royalty | (2,295,000) | (2,295,000) |
| | 1,552,553 | 1,552,553 |
| Baffin Island Project | 27,267 | 27,267 |
| Rabbit Tracks Diamond Project | 49,000 | 20,000 |
| Ketza River Project | 1 | 1 |
| Molanosa Diamond Project | 1 | 1 |
| | $ 1,628,822 | $ 1,599,822 |

Deferred exploration:

| | AK/CJ | Baffin Island project | Rabbit Tracks Diamond Project | Total |
|---|---|---|---|---|
| Balance, March 31, 2000 | $ 30,861,544 | $ 491,858 | $ - | $ 31,353,402 |
| Exploration expenditures: | | | | |
| Airborne and geophysical survey | - | 24,411 | - | 24,411 |
| Consulting and other professional services | - | 20,498 | 4,750 | 25,248 |
| Sampling and processing | - | 2,779 | 22,011 | 24,790 |
| Travel, transportation and supplies | - | 17,427 | 3,192 | 20,619 |
| | - | 65,115 | 29,953 | 95,068 |
| Balance, March 31, 2001 | 30,861,544 | 556,973 | 29,953 | 31,448,470 |
| Exploration expenditures: | | | | |
| Airborne and geophysical survey | - | - | 28,764 | 28,764 |
| Consulting and other professional services | - | 2,307 | 3,776 | 6,083 |
| Line-cutting | - | - | 12,000 | 12,000 |
| Report and filing fees | - | 669 | - | 669 |
| Travel, transportation and supplies | - | - | 8,537 | 8,537 |
| Reimbursement of costs by provincial government | - | - | (11,597) | (11,597) |
| | - | 2,976 | 41,480 | 44,456 |
| Balance, March 31, 2002 | $ 30,861,544 | $ 559,949 | $ 71,433 | $ 31,492,926 |

## 6. Mineral properties and deferred exploration (continued):

(a) AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement dated March 6, 1997 between the Company and Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims. As consideration, De Beers Canada agreed to conduct an exploration program on the Property ("Stage 1"), to complete a mini-bulk sampling program ("Stage 2"), a bulk sampling program ("Stage 3"), and a feasibility study ("Stage 4") on one or more kimberlites, and to fund the development and construction of a commercial mine ("Stage 5").

Stages 1 and 2 have been completed, with the first $5,000,000 of costs and expenses paid for by the Company and Camphor. De Beers Canada then paid the next $18,000,000 of costs, including those related to Stage 3. Costs exceeding the $18,000,000 threshold up to March 2000 were paid 51% by De Beers Canada, 44.1% by the Company and 4.9% by Camphor. During the year ended March 31, 2000, a total of $1,690,373 of costs were incurred by the Company as its share of the excess costs. Upon completion of Stage 3, De Beers Canada was to earn an initial 51% interest in the property. In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desk-top study of the project. This study was completed and presented in August 2000 and De Beers Canada earned a 51% interest in the property and thus the Company now holds a 44.1% interest in the property. Decisions are to be jointly made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada intends to continue with studies evaluating alternative mining methods and opportunities for more cost effective approaches to conventional mining, which will be concurrent with the exploration program and any evaluation work which may arise from this program. In addition, De Beers Canada is to update the desk-top study on a regular basis. Once the desk-top study shows an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed, they will be diluted down to a 30% interest in the property.

**6. Mineral properties and deferred exploration (continued):**

(a) AK/CJ claims (continued):

If the Company and Camphor elect not to pay their respective share of costs of Stage 4, then on completion of Stage 4, De Beers Canada shall be deemed to have acquired an additional 4% interest in the claims such that thereafter De Beers Canada shall have a 55% interest. If the parties proceed to Stage 5, the financing of all costs of Stage 5 shall be arranged by De Beers Canada. Upon the completion of Stage 5 and the commencement of commercial production, De Beers Canada' interest in the claims shall be increased by 5% such that De Beers Canada will have a 56% or 60% interest (depending on whether or not the Company and Camphor pay its share of Stage 4) as the case may be.

All financing of all costs paid with respect to Stages 1 through 5 shall be repaid out of 85% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 15% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the year ended March 31, 2000, De Beers Canada exercised its right to acquire a 51% share of a 3% gross overriding royalty related to the claims held by the Company and Camphor and the Company received proceeds of $2,295,000. The gross overriding royalty has been terminated given De Beers Canada now has a 51% interest in the project.

During the year ended March 31, 1998, De Beers Canada subscribed for 209,644 units of the Company at a price of $4.77 each. Each unit consisted of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at $6.36 per share exercisable before March 6, 1999. The warrants expired unexercised during the year ended March 31, 1999. During the year ended March 31, 2001, De Beers Canada subscribed for 1,967,333 common shares of the Company at a price of $0.60 each. In conjunction, non-transferable share purchase warrants to purchase 983,666 additional common shares of the Company were issued. These warrants are exercisable at $0.70 per share until September 15, 2001 and thereafter at a price of $0.80 per share until September 15, 2002, at which time any unexercised warrants expire. None of these warrants have been exercised as of March 31, 2002.

During the year ended March 31, 2002, the venturers allowed substantially all of the CJ claims to lapse. As the claims represent only one area of interest, no write-down has been taken related to the lapsing of the CJ claims.

**6. Mineral properties and deferred exploration (continued):**

(b) Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. As the Company has incurred the minimum required expenditure, it may now exercise its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

(c) Rabbit Tracks Diamond Project:

During the year ended March 31, 2001, the Company entered into a mineral claims agreement dated January 20, 2001 with two parties ("Prospector") to acquire mineral property in Manitoba. Pursuant to the agreement, the Company paid a sum of $10,000 to each Prospector upon receipt of the bill of transfer of mineral claim title.

Pursuant to the agreement, the Company conducted ground magnetics work on the claims during the year ended March 31, 2002. Upon completion of this work and receipt of all results, the Company issued 25,000 shares of the Company to each Prospector.

If the Company, at its sole discretion, decides to proceed with mini-bulk sampling, the Company is to issue an additional 100,000 shares of the Company to each Prospector. Should the Company, at its sole discretion, decide to proceed to major bulk sampling, the Company is to issue an additional 50,000 shares to each Prospector. Finally, should the Company, at its sole discretion, decide to proceed to the feasibility study phase, the Company is to issue an additional 100,000 shares to each Prospector.

(d) Ketza River Project:

The Company is the registered owner of certain mining claims situated in the Ketza River Gold Camp, Watson Lake Mining District, Yukon Territory. These claims were staked by the Company during the year ended March 31, 1988, at a total cost of $30,582. The Ketza River Project covers approximately 11,000 acres.

**6. Mineral properties and deferred exploration (continued):**

(d) Ketza River Project (continued):

As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

(e) Molanosa Diamond Project:

Pursuant to an agreement dated March 8, 1993, the Company acquired a 50% interest in five mineral claims situated in the Northern Mining District, Province of Saskatchewan. As consideration, the Company advanced $220,000 for exploration expenditures. In addition, the Company staked 22 additional mineral claims which have been added to this property. A total of 21 of these claims have lapsed leaving 6 claims in which the Company still maintains an interest. As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

**7. Capital assets:**

| 2002 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Furniture | $ 59,255 | $ 42,438 | $ 16,817 |
| Equipment | 73,548 | 54,945 | 18,603 |
| Computers | 108,523 | 82,669 | 25,854 |
| | $ 241,326 | $ 180,052 | $ 61,274 |

| 2001 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Furniture | $ 60,043 | $ 38,192 | $ 21,851 |
| Equipment | 73,548 | 50,106 | 23,442 |
| Computers | 104,751 | 72,397 | 32,354 |
| | $ 238,342 | $ 160,695 | $ 77,647 |

**8. Share capital:**

(a) Authorized:

500,000,000 common shares without par value

(b) Issued and fully paid:

| | Number of shares | Amount |
|---|---|---|
| Balance, March 31, 2000 | 42,457,760 | $ 50,321,028 |
| Issued pursuant to acquisition of Glenmore Highlands Inc. (note 3) | 15,980,962 | 16,780,010 |
| Issued for cash pursuant to: | | |
| Private placements | 3,727,466 | 2,236,480 |
| | 62,166,188 | 69,337,518 |
| Shares owned by wholly owned subsidiary (note 3) | (16,015,696) | (16,816,481) |
| Balance, March 31, 2001 | 46,150,492 | 52,521,037 |
| Issued pursuant to Rabbit Tracks Diamond Project (note 6(c)) | 50,000 | 29,000 |
| Issued for cash pursuant to: | | |
| Private placement | 1,636,912 | 902,409 |
| Exercise of stock options | 30,000 | 18,000 |
| Balance, March 31, 2002 | 47,867,404 | $ 53,470,446 |

On December 6, 2001, the Company completed a private placement for a total of 1,636,912 units at a price of $0.58 per unit for gross proceeds of $949,409. The assigned value for the shares issued is shown net of $47,000 of issuance costs. Each unit consisted of one share and one non-transferable share purchase warrant which entitles the holder to purchase an additional share at a price of $0.58 at any time until December 6, 2004.

**8. Share capital (continued):**

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2002, the Company has 3,661,000 stock options outstanding in total, comprising of 2,045,000 granted inside the Plan and 1,516,000 granted outside the plan.

| | Number of shares | Weighted average exercise price |
|---|---|---|
| Balance, March 31, 2000 | 2,229,700 | $ 2.68 |
| Granted | 397,273 | 0.80 |
| Cancelled | (277,203) | 2.85 |
| Expired | (152,734) | 2.16 |
| Balance, March 31, 2001 | 2,197,036 | 2.38 |
| Granted | 1,845,000 | 1.27 |
| Exercised | (30,000) | 0.60 |
| Expired | (261,700) | 3.46 |
| Cancelled | (89,336) | 1.72 |
| Balance, March 31, 2002 | 3,661,000 | $ 1.78 |

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2002:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | Weighted average remaining life | Weighted average exercise price | Number exercisable | Weighted average exercise price |
| $0.60 - $0.67 | 505,000 | 4.1 years | $ 0.62 | 505,000 | $ 0.62 |
| $1.01 - $1.50 | 1,595,000 | 4.2 years | 1.33 | 170,000 | 1.01 |
| $2.25 - $2.80 | 1,561,000 | 0.8 years | 2.62 | 1,561,000 | 2.62 |
| | 3,661,000 | 2.7 years | $ 1.78 | 2,236,000 | $ 2.04 |

At March 31, 2002, there are 1,425,000 options with a weighted average exercise price of $1.37 that do not vest until May 11, 2002, or in the event of cessation of directorship or employment, vest immediately on that date. All other options are fully vested.

## 8. Share capital (continued):

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

| Issue date | Balance, March 31, 2001 | Issued | Exercised | Lapsed | Balance, March 31, 2002 | Exercise price | Expiry date |
|---|---|---|---|---|---|---|---|
| September 15, 2000 | 983,666 | - | - | - | 983,666 | $0.80 | September 15, 2002 |
| October 24, 2000 | 880,066 | - | - | - | 880,066 | $0.80 | October 24, 2002 |
| December 6, 2001 | - | 1,636,912 | - | - | 1,636,912 | $0.58 | December 6, 2004 |
| | 1,863,732 | 1,636,912 | - | - | 3,500,644 | | |

| Issue date | Balance, March 31, 2000 | Issued | Exercised | Lapsed | Balance, March 31, 2001 | Exercise price | Expiry date |
|---|---|---|---|---|---|---|---|
| September 15, 2000 | - | 983,666 | - | - | 983,666 | $0.70/$0.80 | September 15, 2001/2002 |
| October 24, 2000 | - | 880,066 | - | - | 880,066 | $0.70/$0.80 | October 24, 2001/2002 |
| | - | 1,863,732 | - | - | 1,863,732 | | |

## 9. Contingencies:

During 1994 and 1995, Glenmore, as part of the process of finalizing a mineral exploration joint venture agreement advanced an aggregate amount of $550,000 to a third party. The advances were repayable on demand, unsecured and non-interest bearing. The process of finalizing the joint venture agreement was terminated without having been completed. Glenmore commenced legal action to recover the advances as well as title to certain mineral claims located in Northern Europe and damages for breach of the agreement. The third party filed a counter-claim for unspecified damages, also alleging breach of the agreement. At the time the advances were made, a director of Glenmore was also a director of the third party. The director subsequently resigned his position with the third party. At the time of the acquisition of Glenmore, a provision was recorded against the full amount of the advances in determining the purchase price allocation (note 3). In 2002, a settlement was reached with the Company receiving approximately $30,000, net of legal expenses incurred. All claims and counter-claims have been dismissed as a result of the settlement. The settlement amount has been charged to operations as a recovery of professional fees, classified in general and administration on the consolidated statement of operations, in the year ended March 31, 2002.

## 10. Lease commitments:

The Company's total minimum payments per year under operating leases are as follows:

| | |
|---|---|
| 2003 | $ 28,575 |
| 2004 | 14,021 |
| | $ 42,596 |

## 11. Related party transactions:

During the year ended March 31, 2002, the Company paid $96,000 (2001 - $163,000) for management services to a director of the Company.

During the year ended March 31, 2002, the Company paid $207,913 (2001 - $275,031) for consulting, management and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2002, the Company paid $35,200 (2001 - $40,891) for secretarial and public relations services to individuals related to a director of the Company.

During the year ended March 31, 2001, the Company paid $100,000 for cessation of employment (with Glenmore) to a director of the Company as a result of the acquisition of Glenmore (note 3).

As at March 31, 2002, $99,036 (2001 - $95,110) was owed to a director of the Company. $30,000 represents an advance to the Company and further amounts aggregating $69,036 represent expenses of Glenmore not yet reimbursed. Amounts are repayable on demand, unsecured and non-interest bearing.

The Company has entered into a management services agreement and a consulting agreement with two officers of the Company which provide for severance in an amount that is equal to the greater of *(i) three times annual salary; and (ii)* U.S. $504,000 *for one officer and* $504,000 *for* the other officer. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

## 12. Income taxes:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2001 - 45.4%) to pre-tax income from continuing operations as a result of the following:

| | 2002 | 2001 |
|---|---|---|
| Loss before income taxes | $ (1,442,665) | $ (3,044,336) |
| Computed expected tax recovery | $ (614,575) | $ (1,382,129) |
| Increase in income taxes from valuation allowance | 614,575 | 1,382,129 |
| Large corporation tax | 13,216 | 15,736 |
| Income tax expense | $ 13,216 | $ 15,736 |

At March 31, 2002, the Company has available losses for income tax purposes totalling approximately $12.7 million, expiring at various times from 2002 to 2009. Of the available losses $5.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $31.4 million, which may be carried forward and utilized to reduce future taxable income. Included in the $31.4 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

As at March 31, 2002, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

| | |
|---|---|
| Mineral properties and deferred exploration | $ (715,000) |
| Loss carry forwards | 5,414,000 |
| Capital assets | 145,000 |
| | 4,844,000 |
| Valuation allowance | (4,844,000) |
| Net future income tax asset (liability) | $ - |

# Mountain Province Diamonds Inc.

*Developing one of North America's premier diamond deposits*

# Annual Report 2002



During 1999, Monopros Ltd. (now known as De Beers Canada Exploration Inc.) a wholly owned subsidiary of De Beers Consolidated Mines Ltd., conducted a bulk sample program of the four main kimberlite pipes in Kennady Lake on the joint-venture's AK claims in the Northwest Territories of Canada. The main purpose of the bulk sampling phase of evaluation was to obtain a sufficiently large number of diamonds for accurate determination of grade and value per carat for each of the four kimberlites so tested. These values were then combined with possible mining scenarios of the pipes and estimated development and operating costs in a desktop study to determine if there was a high probability of achieving the agreed upon rate of return for the project.

The results of the desktop study were released on August 14, 2000. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and various options for taking this project forward were considered. One of the two main options was to carry out more bulk sampling in 2001 in order to obtain additional diamonds from the higher grade Hearne and 5034 pipes. The larger number of diamonds then available to the Joint Venture would increase the confidence of the revenue modeling, and may impact positively on the overall revenue per carat estimate. In addition, the use of a "diamond friendly" air assisted flood reverse drilling method would hopefully result in more larger diamonds being recovered compared to the reverse circulation drilling method used in the 1999 bulk sample. An increase in the number of larger diamonds would very likely have a positive impact on overall diamond values.



With completion of the desktop study, De Beers earned a 51% interest in the property and the Company accordingly holds a 44.1% interest and Camphor Ventures a 4.9% interest. In exchange for that earn in, De Beers on March 8, 2000, agreed to carry all exploration, development and other project costs. The Company is thus carried to production.

De Beers completed the winter 2001 bulk sample program of the Hearne and 5034 kimberlite pipes in early May 2001. A total of 635 tonnes of kimberlite were recovered from the 5034 pipe and 333 tonnes from the Hearne pipe. The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg used those values for both bulk samples to update the modeled revenue per carat for each pipe. It is important to note that production recovery factors determined by De Beers were applied to the revenue modeling exercise.

De Beers has recently changed the way diamond values are reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% has to be added to the 1999 values. The average revenue per carat for the 5034 pipe based on August 2001 values is US $65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US $69.30 value for the 1999 bulk sample. Similarly the average revenue per carat or the Hearne pipe is US $63.30 compared to the adjusted US$71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds fell by an average of around 20% during the recession of 2000-2001 and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes are thus consistent with, or less than, the large drop in the rough diamond market values. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium valued representative parcels of the 1999 and 2000 diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels.

A 9.9 carat diamond was recovered from the 5034 pipe during the 2001 program; it was found to be of high quality and top color and was valued by the DTC at approximately US $60,000. It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9 carat stone poses the possibility that these stones could occur during production.

Hence, as a result of the above considerations, De Beers decided that a 2002 winter bulk sample was needed with a goal of recovering at least 2000 carats. The estimated cost of the program would be approximately C$10 million. The 2002 bulk sample program of the 5034 pipe and Hearne pipe started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and same drill method (a "diamond friendly" flood reverse system) that was used in 2001 was used again this year. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes from 1,919 meters of kimberlite sampled. The exact tonnage number will be available once all the date has been analyzed. This amount of kimberlite should yield at least 2000 carats. In last year's program, only a total of 968 tonnes were recovered from the Hearne and 5034 pipes combined. The kimberlite was processed in Grand Prairie, Alberta, Canada and the sample concentrates shipped to South Africa for recovery of the diamonds. The diamonds will then be valued in London at The Diamond Trading Company and after that the revenue per tonne modeling will be performed in Johannesburg. Final modeled results are expected in the fourth quarter.

Once the new modeled values are available, De Beers will update the desktop study. Also included in the study will be updated cost data and other pertinent information. The study will be updated at a minimum of once a year. Once the desktop study shows that there is a reasonable probability that an IRR of 15% can be achieved, in accordance with the Joint Venture Agreement, De Beers must proceed with a feasibility study. If they do not proceed then they will be diluted down to a 30% interest in the property.


Kennady Lake
TESLA
DUNN
TUZO
5034 SOUTH
5034
WALLACE
WAGNER
HEARNE

*This aerial view of Kennady Lake shows the surface expression of kimberlites for the four pipes and the position of the Wallace and 5034 South pipes. The 5034 pipe extends partly under land while the Tuzo pipe broadens at depth. The depth of water above the pipes at the deepest points varies from 5 to 15 meters. The distance from the Tesla and the Hearne pipes to the 5034 pipes is approximately 1 km while from the Tuzo pipe to the 5034 pipe is approximately 500 meters. The Wagner and Dunn kimberlite bodies are dykes.*

# EXPLORATION

The management committee, consisting of representatives from the Company and De Beers, that was formed after the release of the desktop study in August 2000 decided upon a strategy with two main components to advance the project. The first component was the bulk sample to recover additional diamonds (2001 and 2002 bulk samples). The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and, if of sufficient value positively impact the modeled rate of return.

De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during the 2001 spring exploration program. Most of the recovered kimberlite (34 kg) was sent to South Africa for both indicator mineral and micro-diamond recovery. An additional 22 kg from the two holes drilled into the MZ kimberlite during 1999 and 2000 was also treated. A total of 50 micro-diamonds were recovered from four of six holes. The sizes of the kimberlite samples varied from 4 to 16 kg, which are small samples.

The largest number of micro-diamonds were recovered from hole MPV-01-73: 28 diamonds were obtained from 5 kg of kimberlite with the largest diamond being 1mm. The second largest number of micro-diamonds were recovered from hole MPV-01-070:



9 diamonds from 4 kg. These two holes have micro-diamond per kg counts that compare with what has been seen previously in similarly aged kimberlites in the southern part of the Slave Craton. Four of the five sills discovered so far are diamondiferous.

During the spring 2002 exploration program, De Beers decided to concentrate on the sill associated with drill hole MPV-01-073 (called sill-73) because it had the most micro-diamonds per kg of all the sills discovered so far and because it has the potential of being one of the largest sills. A detailed ground penetrating radar (GPR) survey using closer line spacing than last year, was conducted this winter over a large area encompassing sill-73. The results of the survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.10m with the largest combined kimberlite intersection in one drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer.

The MZ kimberlite will be sent to Kimberley, South Africa for micro-diamond recovery. If a sufficiently large and representative number of micro-diamonds are recovered and if the modeled grade is sufficiently high, then further work will be considered this summer. Such a program would concentrate on where the sill comes nearest to the surface, as determined by the GPR.

## EVALUATION - TUZO PIPE

The Tuzo pipe, located approximately 500m northeast of the 5034 pipe is the largest of the three main pipes in Kennady Lake. It contains approximately 15 million tonnes of diamondiferous kimberlite down to a depth of 360m of which 6.1 million tonnes is an indicated resource and approximately 8.9 million tonnes is an inferred resource. Based upon the 1997 mini-bulk sample and 1999 bulk sample, it was determined that the grade of the Tuzo pipe varies from 0.62 ct/tonne to 2.7 ct/tonne.

The top 150-200m of the southwestern half of the pipe is of lower grade than the northeastern half. However, there are parts of the pipe, especially in the southwestern half, where there is a lack of any data. Additional drilling in these areas of the pipe during the spring 2002 program was recommended by De Beers as this would provide information that would allow for an initial estimate of grade.

De Beers drilled seven holes, two to a depth of 300m and five to a depth of 130m, into the Tuzo pipe. The two deep holes were adjacent to two 1999 bulk sample holes so that micro-diamond counts could be "calibrated" against bulk sample grades. An HQ drill (diameter 63mm) was used rather than the usual NQ drill (diameter of 48mm) so that a more representative sample of kimberlite would be obtained. A total of approximately 8-10 tonnes of kimberlite was recovered. Representative sections will be sent to Kimberley, South Africa for micro-diamond recovery after detailed petrographic analysis. The results are expected later in the year.



# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Years ended March 31, 2002 and 2001

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes.

## RESULTS

The Company's loss for the fiscal year ended March 31, 2002 ("fiscal 2002") totaled $1,455,881 or $0.03 per share compared to $3,060,072 or $0.07 per share for the fiscal year ended March 31, 2001 ("fiscal 2001"). These losses include the losses of the Company's wholly owned subsidiary Mountain Glen Mining Inc. (MGM). MGM's loss for fiscal 2002 was $130,583. During fiscal 2001 MGM incurred a loss of $1,333,210 which included a write-down of $1,220,211 of various assets, including loans receivables, non-diamond mineral properties and related capital assets acquired by MGM from Glenmore Highlands Inc. (Glenmore) upon amalgamation with Glenmore.

### Revenue

During fiscal 2002 the Company's interest income was $17,901 compared to $65,826 a year earlier. The decrease was because of lower cash balances available for investment, and lower interest rates.

### Expenses

During fiscal 2002, expenses were $1,460,566 as compared to $3,110,162 in fiscal 2001. The primary reason for high expenses in fiscal 2001 was the write-down of former Glenmore loan receivables, non-diamond mineral properties and related deferred exploration and capital assets amounting to $1,220,211. There was no write-down of any mineral property during fiscal 2002.

During fiscal 2002, general and administration expenses were $1,342,400, down 28% from $1,861,164 in fiscal 2001. The main reasons for reduction in expenses were: (i) the decreased level of investor relations, promotional activities and travel and (ii) the top management accepted significantly lower management and consulting fees for their services. Also, various other cost cutting measures were implemented which resulted in lower professional fees, wages, insurance and rent.

## LIQUIDITY AND CASH RESOURCES

Since its inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2002, the Company had $585,879 in cash and cash equivalents, compared with $1,082,193 a year earlier. At March 31, 2002 the Company had a working capital position of $339,897 compared to $903,452 a year earlier. The Company had no long-term debt at March 31, 2002 or March 31, 2001. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada Exploration Inc. (a wholly owned subsidiary of De Beers Consolidated Mines Ltd.), the 51% owner of the property.

### Financing Activities

During fiscal 2002 the Company raised gross proceeds of $949,409 by a private placement of 1,636,912 units to five placees at a price of $0.58 per unit. Each unit comprised one share and one non-transferable share purchase warrant. Each warrant may be exercised to purchase one common share of the Company at a price of $0.58 per share until December 6, 2004. During fiscal 2002 the Company received $18,000 for issuing 30,000 shares upon exercise of stock options. During fiscal 2001 the Company raised $2,236,480 in two tranches in September and October of 2000. The first tranche of the private placement closed on September 15, 2000, at which time Monopros Limited (now De Beers Canada Exploration Inc.), purchased 1,967,333 units at a price of $0.60 per unit for a total proceeds of $1,180,400. The second tranche closed on October 25, 2000, at which time three placees purchased 1,760,133 units at a price of $0.60 per unit for a total proceeds of $1,056,080. Each unit consisted of one share and a half warrant. Each whole warrant may be exercised to purchase one common share of the Company at a price of $0.70 per share in the first year and $0.80 per share in the second year.

### Investing Activities

For the Rabbit Tracks Diamond property in Manitoba the Company incurred acquisition costs of $29,000 during fiscal 2002 and $20,000 during fiscal 2001. No other property acquisitions were made during fiscal 2002 or fiscal 2001.

During fiscal 2002 the Company spent $53,077 on exploration work in respect of the Rabbit Tracks Diamond project in Manitoba. However, since the Manitoba government reimbursed $11,597, the net cost to the Company was $41,480. During fiscal 2001 the exploration costs in respect of the Rabbit Tracks Diamond Project in Manitoba amounted to $29,953. During fiscal 2002 the exploration costs in respect of Baffin Island property amounted to $2,976 compared to $65,115 during fiscal 2001. De Beers Canada paid all costs for work on and related to the AK-CJ properties during fiscal 2002 and fiscal 2001.

## OUTLOOK

The Company is likely to continue incurring annual losses until it may achieve production from the AK project. There is no assurance that the property will be placed into development or production. In August 2000 De Beers completed a desktop study, which evaluated the cost of conventional open pit mining of the pipes combined with the modeled revenue estimates from the 1999 bulk sample. The study showed that the modeled rate of return to mine the three main diamond pipes is below the agreed upon rate of return needed to proceed to the next phase, but sufficiently close to only require an increase in revenues of approximately 15% to achieve the agreed upon rate. In terms of the agreement between Mountain Province and De Beers Canada, a management committee was constituted at that time and a strategy with two main components to advance the project was decided upon. The first component was the bulk sample to recover additional diamonds (completed in May 2001). The second component was an aggressive exploration program aimed at adding to the existing resource (completed in June 2001). Any additional kimberlitic discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return. That exploration program discovered the MZ lake sill complex. Final results and modeled figures from the 2001 bulk sample were encouraging enough for De Beers Canada to commit to another bulk sample in the winter of 2002. The bulk sample program was completed in April 2002. The management committee also decided to continue with the exploration of the sill complex at MZ Lake during the spring of 2002, as well as do more evaluation work on the Tuzo pipe. The results of all programs should be available in the fourth quarter at which time the management committee will decide how to proceed.

It is anticipated that the cash and cash equivalents on hand at March 31, 2002 will provide the Company with sufficient funds until approximately late 2002. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date into 2003. However there is no assurance that such stock options or warrants will be exercised. If such stock options or warrants are not exercised, the Company will consider undertaking an equity financing. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

## RISK FACTORS

All of the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of the mineral deposit including the quantity and quality of the ore, proximity to or cost to develop infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for these purposes when required. However, with regard to the AK claims, the Company is carried to production with De Beers Canada paying all expenses.



## SELECTED QUARTERLY INFORMATION

| | 2002 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| Loss for period | $ 451,160 | $ 418,220 | $ 316,357 | $ 270,144 | $ 1,455,881 |
| Loss per share | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.03 |

| | 2001 | | | | |
|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | Total |
| Loss for period | $ 462,148 | $ 620,647 | $ 383,228 | $ 1,594,049 | $ 3,060,072 |
| Loss per share | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.04 | $ 0.07 |

## FORWARD LOOKING STATEMENTS

Some of the statements contained in this annual report are forward-looking statements such as statements that describe the Company's future plans, including words to the effect that the Company or management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to many factors, most of which are beyond the control of the Company.

# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting to Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the audit committee.

| | |
|---|---|
| Jan W. Vandersande | Pradeep Varshney |
| President and Chief Executive Officer | Chief Financial Officer |
| July 12, 2002 | July 12, 2002 |

# AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in accounting for earnings per share as explained in note 2(h) to the financial statements, on a consistent basis.

KPMG LLP

KPMG LLP
Chartered Accountants
Vancouver, Canada
July 12, 2002

# CONSOLIDATED BALANCE SHEETS

Years ended March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 585,879 | $ 1,082,193 |
| Accounts receivable | 38,679 | 32,499 |
| Marketable securities (note 4) | 32,392 | 36,260 |
| Advances and prepaid expenses | 7,192 | 55,914 |
| Total current assets | 664,142 | 1,206,866 |
| Assets held for sale (note 5) | 100,000 | 100,000 |
| Mineral properties (note 6) | 1,628,822 | 1,599,822 |
| Deferred exploration (note 6) | 31,492,926 | 31,448,470 |
| Capital assets (note 7) | 61,274 | 77,647 |
| Total assets | $ 33,947,164 | $ 34,432,805 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ 213,209 | $ 202,944 |
| Due to related party (note 11) | 99,036 | 95,110 |
| Taxes payable | 12,000 | 5,360 |
| Total current liabilities | 324,245 | 303,414 |
| **Shareholders' equity:** | | |
| Share capital (note 8) | 53,470,446 | 52,521,037 |
| Deficit | (19,847,527) | (18,391,646) |
| Total shareholders' equity | 33,622,919 | 34,129,391 |
| Total liabilities and shareholders' equity | $ 33,947,164 | $ 34,432,805 |

Nature of operations (note 1)
Contingencies (note 9)
Commitments (note 10)

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Paul Shatzko
Director

Jesus R. Martinez
Director

Years ended March 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| **Revenue:** | | |
| Interest | $ 17,901 | $ 65,826 |
| **Expenses:** | | |
| Amortization | 19,357 | 29,508 |
| Capital taxes | (15,600) | (7,247) |
| Interest and bank charges | 2,344 | 4,347 |
| General and administration | 1,342,400 | 1,861,164 |
| Property evaluation and maintenance | 108,197 | 10,000 |
| Gain on sale of marketable securities | - | (19,135) |
| Loss from write-down of marketable securities | 3,868 | 11,314 |
| Loss from write-down of assets held for sale (note 5) | - | 1,220,211 |
| | 1,460,566 | 3,110,162 |
| Loss before income taxes | (1,442,665) | (3,044,336) |
| Income tax expense | 13,216 | 15,736 |
| Loss for the year | (1,455,881) | (3,060,072) |
| Deficit, beginning of year | (18,391,646) | (15,331,574) |
| Deficit, end of year | $ (19,847,527) | $ (18,391,646) |
| Basic and diluted loss per share | $ (0.03) | $ (0.07) |
| Weighted average number of shares outstanding | 46,734,442 | 44,186,062 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002 and 2001

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Cash provided by (used in):** | | | | |
| **Cash flows provided by (used in) operating activities:** | | | | |
| Loss for the year | $ | (1,455,881) | $ | (3,060,072) |
| Items not involving cash: | | | | |
| Amortization | | 19,357 | | 29,508 |
| Gain on sale of marketable securities | | - | | (19,135) |
| Loss from write-down of marketable securities | | 3,868 | | 11,314 |
| Loss from write-down of assets held for sale | | - | | 1,220,211 |
| Changes in non-cash operating working capital: | | | | |
| Accounts receivable | | (6,180) | | 55,893 |
| Advances and prepaid expenses | | 48,722 | | (37,366) |
| Accounts payable and accrued liabilities | | 10,265 | | (581,620) |
| Due to related party | | 3,926 | | (137,003) |
| Taxes payable | | 6,640 | | (9,640) |
| Cash flows used in operating activities | | (1,369,283) | | (2,527,910) |
| **Cash flows provided by (used in) investing activities:** | | | | |
| Deferred exploration costs | | (44,456) | | (182,541) |
| Purchase of capital assets | | (3,772) | | (16,053) |
| Proceeds on sale of capital assets | | 788 | | - |
| Amalgamation costs | | - | | (402,931) |
| Proceeds on sale of marketable securities | | - | | 63,908 |
| Advances to Klondike Gold Mining Corp. | | - | | (60,630) |
| Mineral properties | | - | | (20,000) |
| Cash received on acquisition of Glenmore Highlands | | - | | 11,102 |
| Cash flows used in investing activities | | (47,440) | | (607,145) |
| **Cash flows provided by financing activities:** | | | | |
| Shares issued for cash, net of commission | | 920,409 | | 2,236,480 |
| Decrease in cash and cash equivalents | | (496,314) | | (898,575) |
| Cash and cash equivalents, beginning of year | | 1,082,193 | | 1,980,768 |
| Cash and cash equivalents, end of year | $ | 585,879 | $ | 1,082,193 |
| Supplementary information: | | | | |
| Interest paid | $ | - | $ | - |
| Income taxes paid | | 6,576 | | 27,762 |
| Non-cash transactions: | | | | |
| Acquisition of Glenmore Highlands Inc. for issuance of 15,980,962 shares (note 3) | | - | | 16,780,010 |
| Shares issued pursuant to Rabbit Track Diamond Project (note 6(c)) | | 29,000 | | - |

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS:

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and deferred exploration is dependent upon the ability of the Company to obtain the necessary financing to meet the Company's liabilities and commitments as they become payable and to complete exploration and development, the discovery of economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.

2. SIGNIFICANT ACCOUNTING PRINCIPLES:

These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. (note 3). All significant intercompany amounts and transactions have been eliminated on consolidation.

(b) Cash and cash equivalents:

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

(c) Marketable securities:

Marketable securities are carried at the lower of cost and market value.

(d) Mineral properties and deferred exploration:

The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

All general and administrative expenses are expensed as incurred.

(e) Capital assets:

Capital assets are initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

| Asset | Rate |
|---|---|
| Furniture and equipment | 20% |
| Computers | 30% |

(f) Stock-based compensation:

No compensation expense is recognized when stock options are issued. Any consideration paid on the exercise of stock options is credited to share capital.

(g) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h) Loss per share:

Effective April 1, 2001, the Company adopted the revised recommendations of the CICA Handbook Section 3500, "Earnings Per Share" ("EPS"). The revised Handbook section requires the presentation of both basic and diluted EPS on the face of the income statement regardless of the materiality of the difference between them Basic EPS is calculated by dividing income available to common shareholders (to the Company this is loss for the year) by the weighted average number of common shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments as opposed to the previously used imputed earnings approach. The section also requires that, when there is a difference, a reconciliation of the calculation of the basic and diluted EPS computations be disclosed.

The revised recommendations were applied retroactively with restatement of prior periods. The adoption of the new rules did not result in any change to the basic and diluted loss per share for all of the periods presented.

(i) Foreign currency translation:
Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

(j) Financial instruments:
The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. Marketable securities have been written down to their quoted market value.

(k) Use of estimates:
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration, assets held for sale and capital assets and their useful lives for amortization or depletion. Actual results could differ from these estimates.

3. BUSINESS COMBINATION:
During the year ended March 31, 2001, the Company incorporated a wholly owned subsidiary ("Mountain Glen Mining Inc.") which amalgamated on June 30, 2000, by way of a Plan of Arrangement, with Glenmore Highlands Inc. ("Glenmore"). Glenmore's major asset at the date of the amalgamation was the ownership of 16,015,696, or approximately 37.7%, of the issued common shares of the Company. The amalgamation has been accounted for by the Company as an acquisition of Glenmore by the Company using the purchase method. As consideration for the purchase of Glenmore, the Company issued 15,980,962 common shares to the shareholders of Glenmore on the basis of the exchange ratio of 0.5734401 common shares of the Company for each share of Glenmore outstanding. Provided below is the purchase price allocation. The fair value of the Mountain Province shares of $1.05 per share is based on a valuation opinion by an independent Canadian investment dealer. The results of operations of Glenmore are included in the financial statements of the Company commencing from June 30, 2000.

| | | |
|---|---|---|
| Net assets acquired at assigned values: | | |
| Current assets | $ | 33,293 |
| Mineral properties | | 562,534 |
| Capital assets | | 113,033 |
| Investment in Klondike Gold Mining Corporation | | 500,000 |
| Investment in Mountain Province (16,015,696 common shares), owned by Mountain Glen Mining Inc. and eliminated on consolidation | | 16,816,481 |
| Current liabilities | | (720,127) |
| | $ | 17,305,214 |
| Consideration paid: | | |
| 15,980,962 common shares of Mountain Province | $ | 16,780,010 |
| Costs of acquisition | | 525,204 |
| | $ | 17,305,214 |

3. **BUSINESS COMBINATION (CONTINUED):**
It is anticipated that the Company and Mountain Glen Mining Inc. ("Mountain Glen") will effect a further reorganization in the future in order to cancel the 16,015,696 common shares of the Company held by Mountain Glen. The shares held by Mountain Glen are non-voting while held by Mountain Glen, no dividend is payable on the shares while held by Mountain Glen and they do not participate in any share distributions, and the Company is unable to sell the shares without prior written regulatory approval.

4. **MARKETABLE SECURITIES:**
The quoted market value of marketable securities at March 31, 2002 was $32,392 (2001 - $36,260).

5. **ASSETS HELD FOR SALE:**
Assets held for sale consist of an investment in Klondike Gold Mining Corporation and in certain Northern European properties and mining equipment, as described below. During the year ended March 31, 2001, the Company wrote down the assets by $1,220,211 to $100,000, being the estimated net amount to be realized on a sale of the assets. Details pertaining to these assets are as follows:

(a) Investment in Klondike Gold Mining Corporation:
Klondike Gold Mining Corporation ("Klondike") is a private Canadian exploration company with mineral properties located in the United States. The Company acquired convertible loans receivable with Klondike through the acquisition of Glenmore Highlands Inc. ("Glenmore") (note 3). As at March 31, 2002, the face value of the convertible loans outstanding, including accrued interest, was $12,372,758 (2001 - $11,402,269).
The loans are secured by a general charge against the assets of Klondike in favor of the Company, are repayable on demand and bear interest on their face value at the rate of 10% per annum. At the option of the Company, the loans are convertible at any time into common shares of Klondike at the rate of $0.50 per share. Had these loans been converted by the Company at March 31, 2002, the shares so acquired would have represented approximately 72.6% (2001 - 71.0%) of the outstanding shares of Klondike. Certain officers and directors of the Company are shareholders and directors of Klondike.
The Company will recognize interest income on these loans only as such income is realized.
During the year ended March 31, 2001, the Company advanced a further $60,630 to Klondike. This advance is unsecured, non-interest bearing and without specified terms of repayment.

(b) Northern European properties:
(i) Haveri Mine
Through the acquisition of Glenmore (note 3), the Company acquired a 100% interest in this mineral property located in Northern Europe. Pursuant to an amended acquisition agreement, the Company has granted a third party a right to receive an aggregate commencement-of-production payment of US $500,000 phased over two years.

(ii) Sirkka and Luhanka properties
Through the acquisition of Glenmore (note 3), the Company obtained the right to earn on a back-in basis a 50% undivided interest in these two separate mineral properties located in Northern Europe.
The agreements provide that with respect to each of these properties, the Company can elect up to June 2002 to earn a 50% interest by incurring exploration expenditures in an amount equal to twice the amount incurred to the date of such election by the underlying property interest holder with which the agreements were made. The Company did not elect to earn its interest in either of these properties in June 2002 and therefore the Company no longer has the right to earn an interest in these properties.

(c) Mining equipment:
Through the acquisition of Glenmore (note 3), the Company has acquired capital assets including various mining equipment located in Northern Europe. No amortization has been taken in respect of the mining equipment as it has been written down to its estimated net realizable amount.
The Company continues to attempt to sell these assets either individually or as a group. The Company entered into a confidentiality agreement on March 21, 2002 with a potential buyer of the Haveri Mine property and continues to seek buyers for the other assets. During the year ended March 31, 2002, all expenditures incurred with respect to the evaluation and maintenance of these assets have been charged to operations as incurred.

**6. MINERAL PROPERTIES AND DEFERRED EXPLORATION:**

Acquisition costs:

| | 2002 | 2001 |
|---|---|---|
| AK/CJ claims | $ 3,847,553 | $ 3,847,553 |
| Proceeds received on sale of royalty | (2,295,000) | (2,295,000) |
| | 1,552,553 | 1,552,553 |
| Baffin Island Project | 27,267 | 27,267 |
| Rabbit Tracks Diamond Project | 49,000 | 20,000 |
| Ketza River Project | 1 | 1 |
| Molanosa Diamond Project | 1 | 1 |
| | $ 1,628,822 | $ 1,599,822 |

Deferred exploration:

| | AK/CJ | Baffin Island Project | Rabbit Tracks Diamond Project | Total |
|---|---|---|---|---|
| Balance, March 31, 2000 | $ 30,861,544 | $ 491,858 | $ - | $ 31,353,402 |
| Exploration expenditures: | | | | |
| Airborne and geophysical survey | - | 24,411 | - | 24,411 |
| Consulting and other professional services | - | 20,498 | 4,750 | 25,248 |
| Sampling and processing | - | 2,779 | 22,011 | 24,790 |
| Travel, transportation and supplies | - | 17,427 | 3,192 | 20,619 |
| | - | 65,115 | 29,953 | 95,068 |
| Balance, March 31, 2001 | 30,861,544 | 556,973 | 29,953 | 31,448,470 |
| Exploration expenditures: | | | | |
| Airborne and geophysical survey | - | - | 28,764 | 28,764 |
| Consulting and other professional services | - | 2,307 | 3,776 | 6,083 |
| Line-cutting | - | - | 12,000 | 12,000 |
| Report and filing fees | - | 669 | - | 669 |
| Travel, transportation and supplies | - | - | 8,537 | 8,537 |
| Reimbursement of costs by provincial government | - | - | (11,597) | (11,597) |
| | - | 2,976 | 41,480 | 44,456 |
| Balance, March 31, 2002 | $ 30,861,544 | $ 559,949 | $ 71,433 | $ 31,492,926 |

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION (CONTINUED):

(a) AK/CJ claims:

Effective November 1, 1997, the Company held a 90% interest in the AK/CJ claims located in the District of Mackenzie, Northwest Territories. Camphor Ventures Inc. ("Camphor") held the remaining 10% interest in the claims.

Pursuant to a joint venture agreement dated March 6, 1997 between the Company and Camphor and De Beers Canada Exploration Inc. ("De Beers Canada"), De Beers Canada was granted the right to earn up to a 60% interest in the AK/CJ claims. As consideration, De Beers Canada agreed to conduct an exploration program on the Property ("Stage 1"), to complete a mini-bulk sampling program ("Stage 2"), a bulk sampling program ("Stage 3"), and a feasibility study ("Stage 4") on one or more kimberlites, and to fund the development and construction of a commercial mine ("Stage 5").

Stages 1 and 2 have been completed, with the first $5,000,000 of costs and expenses paid for by the Company and Camphor. De Beers Canada then paid the next $18,000,000 of costs, including those related to Stage 3. Costs exceeding the $18,000,000 threshold up to March 2000 were paid 51% by De Beers Canada, 44.1% by the Company and 4.9% by Camphor. During the year ended March 31, 2000, a total of $1,690,373 of costs were incurred by the Company as its share of the excess costs. Upon completion of Stage 3, De Beers Canada was to earn an initial 51% interest in the property. In March 2000, De Beers Canada agreed to carry all subsequent costs incurred and committed to certain minimum expenditures and activities per year. In return, De Beers Canada was to earn its 51% interest on completion of a desk-top study of the project. This study was completed and presented in August 2000 and De Beers Canada earned a 51% interest in the property and thus the Company now holds a 44.1% interest in the property. Decisions are to be jointly made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada intends to continue with studies evaluating alternative mining methods and opportunities for more cost effective approaches to conventional mining, which will be concurrent with the exploration program and any evaluation work which may arise from this program. In addition, De Beers Canada is to update the desk-top study on a regular basis. Once the desk-top study shows an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed, they will be diluted down to a 30% interest in the property.

If the Company and Camphor elect not to pay their respective share of costs of Stage 4, then on completion of Stage 4, De Beers Canada shall be deemed to have acquired an additional 4% interest in the claims such that thereafter De Beers Canada shall have a 55% interest. If the parties proceed to Stage 5, the financing of all costs of Stage 5 shall be arranged by De Beers Canada. Upon the completion of Stage 5 and the commencement of commercial production, De Beers Canada' interest in the claims shall be increased by 5% such that De Beers Canada will have a 56% or 60% interest (depending on whether or not the Company and Camphor pay its share of Stage 4) as the case may be.

All financing of all costs paid with respect to Stages 1 through 5 shall be repaid out of 85% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 15% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

During the year ended March 31, 2000, De Beers Canada exercised its right to acquire a 51% share of a 3% gross overriding royalty related to the claims held by the Company and Camphor and the Company received proceeds of $2,295,000. The gross overriding royalty has been terminated given De Beers Canada now has a 51% interest in the project.

During the year ended March 31, 1998, De Beers Canada subscribed for 209,644 units of the Company at a price of $4.77 each. Each unit consisted of one common share of the Company and one non-transferable warrant to purchase one additional common share of the Company at $6.36 per share exercisable before March 6, 1999.

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION (CONTINUED):

(a) AK/CJ claims (continued):

The warrants expired unexercised during the year ended March 31, 1999. During the year ended March 31, 2001, De Beers Canada subscribed for 1,967,333 common shares of the Company at a price of $0.60 each. In conjunction, non-transferable share purchase warrants to purchase 983,666 additional common shares of the Company were issued. These warrants are exercisable at $0.70 per share until September 15, 2001 and thereafter at a price of $0.80 per share until September 15, 2002, at which time any unexercised warrants expire. None of these warrants have been exercised as of March 31, 2002.

During the year ended March 31, 2002, the venturers allowed substantially all of the CJ claims to lapse. As the claims represent only one area of interest, no write-down has been taken related to the lapsing of the CJ claims.

(b) Baffin Island claims:

Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. As the Company has incurred the minimum required expenditure, it may now exercise its option. Upon commencement of a bulk sampling program, which has yet to occur, the Company must issue 50,000 fully paid common shares to the optionor and upon commencement of a full feasibility study of the construction and development of a mine on the property, the Company will issue a further 50,000 common shares to the optionor. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

(c) Rabbit Tracks Diamond Project:

During the year ended March 31, 2001, the Company entered into a mineral claims agreement dated January 20, 2001 with two parties ("Prospector") to acquire mineral property in Manitoba. Pursuant to the agreement, the Company paid a sum of $10,000 to each Prospector upon receipt of the bill of transfer of mineral claim title. Pursuant to the agreement, the Company conducted ground magnetics work on the claims during the year ended March 31, 2002. Upon completion of this work and receipt of all results, the Company issued 25,000 shares of the Company to each Prospector.

If the Company, at its sole discretion, decides to proceed with mini-bulk sampling, the Company is to issue an additional 100,000 shares of the Company to each Prospector. Should the Company, at its sole discretion, decide to proceed to major bulk sampling, the Company is to issue an additional 50,000 shares to each Prospector. Finally, should the Company, at its sole discretion, decide to proceed to the feasibility study phase, the Company is to issue an additional 100,000 shares to each Prospector.

(d) Ketza River Project:

The Company is the registered owner of certain mining claims situated in the Ketza River Gold Camp, Watson Lake Mining District, Yukon Territory. These claims were staked by the Company during the year ended March 31, 1988, at a total cost of $30,582. The Ketza River Project covers approximately 11,000 acres.

As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

(e) Molanosa Diamond Project:

Pursuant to an agreement dated March 8, 1993, the Company acquired a 50% interest in five mineral claims situated in the Northern Mining District, Province of Saskatchewan. As consideration, the Company advanced $220,000 for exploration expenditures. In addition, the Company staked 22 additional mineral claims which have been added to this property. A total of 21 of these claims have lapsed leaving 6 claims in which the Company still maintains an interest. As the Company does not intend to incur further expenditures on this property, the acquisition costs and related deferred exploration costs were written-down to a nominal amount during the year ended March 31, 1999.

7. CAPITAL ASSETS:

| March 31, 2002 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Furniture | $ 59,255 | $ 42,438 | $ 16,817 |
| Equipment | 73,548 | 54,945 | 18,603 |
| Computers | 108,523 | 82,669 | 25,854 |
| | $ 241,326 | $ 180,052 | $ 61,274 |

| March 31, 2001 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Furniture | $ 60,043 | $ 38,192 | $ 21,851 |
| Equipment | 73,548 | 50,106 | 23,442 |
| Computers | 104,751 | 72,397 | 32,354 |
| | $ 238,342 | $ 160,695 | $ 77,647 |

8. SHARE CAPITAL:

(a) Authorized:

500,000,000 common shares without par value

(b) Issued and fully paid:

| | Number of shares | Amount |
|---|---|---|
| Balance, March 31, 2000 | 42,457,760 | $ 50,321,028 |
| Issued pursuant to acquisition of Glenmore Highlands Inc. (note 3) | 15,980,962 | 16,780,010 |
| Issued for cash pursuant to: | | |
| Private placements | 3,727,466 | 2,236,480 |
| | 62,166,188 | 69,337,518 |
| Shares owned by wholly owned subsidiary (note 3) | (16,015,696) | (16,816,481) |
| Balance, March 31, 2001 | 46,150,492 | 52,521,037 |
| Issued pursuant to Rabbit Tracks Diamond Project (note 6(c)) | 50,000 | 29,000 |
| Issued for cash pursuant to: | | |
| Private placement | 1,636,912 | 902,409 |
| Exercise of stock options | 30,000 | 18,000 |
| Balance, March 31, 2002 | 47,867,404 | $ 53,470,446 |

On December 6, 2001, the Company completed a private placement for a total of 1,636,912 units at a price of $0.58 per unit for gross proceeds of $949,409. The assigned value for the shares issued is shown net of $47,000 of issuance costs. Each unit consisted of one share and one non-transferable share purchase warrant which entitles the holder to purchase an additional share at a price of $0.58 at any time until December 6, 2004.

8. SHARE CAPITAL (CONTINUED):

(c) Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2002, the Company has 3,661,000 stock options outstanding in total, comprising of 2,045,000 granted inside the Plan and 1,516,000 granted outside the plan.

| | Number of shares | Weighted average exercise price |
|---|---|---|
| Balance, March 31, 2000 | 2,229,700 | $ 2.68 |
| Granted | 397,273 | 0.80 |
| Cancelled | (277,203) | 2.85 |
| Expired | (152,734) | 2.16 |
| Balance, March 31, 2001 | 2,197,036 | 2.38 |
| Granted | 1,845,000 | 1.27 |
| Exercised | (30,000) | 0.60 |
| Expired | (261,700) | 3.46 |
| Cancelled | (89,336) | 1.72 |
| Balance, March 31, 2002 | 3,661,000 | $ 1.78 |

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number of shares | remaining life | Weighted average exercise price | Weighted average Number exercisable | Weighted average exercise price |
| $0.60 - $0.67 | 505,000 | 4.1 years | $ 0.62 | 505,000 | $ 0.62 |
| $1.01 - $1.50 | 1,595,000 | 4.2 years | 1.33 | 170,000 | 1.01 |
| $2.25 - $2.80 | 1,561,000 | 0.8 years | 2.62 | 1,561,000 | 2.62 |
| | 3,661,000 | 2.7 years | $ 1.78 | 2,236,000 | $ 2.04 |

At March 31, 2002, there are 1,425,000 options with a weighted average exercise price of $1.37 that do not vest until May 11, 2002, or in the event of cessation of directorship or employment, vest immediately on that date. All other options are fully vested.

## 8. SHARE CAPITAL (CONTINUED):

(d) Share purchase warrants:

The following presents the continuity of share purchase warrants outstanding:

| Issue date | Balance, March 31, 2001 | Issued | Exercised | Lapsed | Balance, March 31, 2002 | Exercise price | Expiry date |
|---|---|---|---|---|---|---|---|
| September 15, 2000 | 983,666 | - | - | - | 983,666 | $0.80 | September 15, 2002 |
| October 24, 2000 | 880,066 | - | - | - | 880,066 | $0.80 | October 24, 2002 |
| December 6, 2001 | - | 1,636,912 | - | - | 1,636,912 | $0.58 | December 6, 2004 |
| | | 1,863,732 | 1,636,912 | - | - | 3,500,644 | |

| Issue date | Balance, March 31, 2000 | Issued | Exercised | Lapsed | Balance, March 31, 2001 | Exercise price | Expiry date |
|---|---|---|---|---|---|---|---|
| September 15, 2000 | - | 983,666 | - | - | 983,666 | $0.70/$0.80 | September 15, 2001/2002 |
| October 24, 2000 | - | 880,066 | - | - | 880,066 | $0.70/$0.80 | October 24, 2001/2002 |
| | | - | 1,863,732 | - | - | 1,863,732 | |

## 9. CONTINGENCIES:

During 1994 and 1995, Glenmore, as part of the process of finalizing a mineral exploration joint venture agreement advanced an aggregate amount of $550,000 to a third party. The advances were repayable on demand, unsecured and non-interest bearing. The process of finalizing the joint venture agreement was terminated without having been completed. Glenmore commenced legal action to recover the advances as well as title to certain mineral claims located in Northern Europe and damages for breach of the agreement. The third party filed a counter-claim for unspecified damages, also alleging breach of the agreement. At the time the advances were made, a director of Glenmore was also a director of the third party. The director subsequently resigned his position with the third party. At the time of the acquisition of Glenmore, a provision was recorded against the full amount of the advances in determining the purchase price allocation (note 3). In 2002, a settlement was reached with the Company receiving approximately $30,000, net of legal expenses incurred. All claims and counter-claims have been dismissed as a result of the settlement. The settlement amount has been charged to operations as a recovery of professional fees, classified in general and administration on the consolidated statement of operations, in the year ended March 31, 2002.

## 10. LEASE COMMITMENTS:

The Company's total minimum payments per year under operating leases are as follows:

| | |
|---|---|
| 2003 | $ 28,575 |
| 2004 | 14,021 |
| | $ 42,596 |

11. RELATED PARTY TRANSACTIONS:

During the year ended March 31, 2002, the Company paid $96,000 (2001 - $163,000) for management services to a director of the Company.

During the year ended March 31, 2002, the Company paid $207,913 (2001 - $275,031) for consulting, management and administration services to a director and to companies in which other directors have an interest.

During the year ended March 31, 2002, the Company paid $35,200 (2001 - $40,891) for secretarial and public relations services to individuals related to a director of the Company.

During the year ended March 31, 2001, the Company paid $100,000 for cessation of employment (with Glenmore) to a director of the Company as a result of the acquisition of Glenmore (note 3).

As at March 31, 2002, $99,036 (2001 - $95,110) was owed to a director of the Company. $30,000 represents an advance to the Company and further amounts aggregating $69,036 represent expenses of Glenmore not yet reimbursed. Amounts are repayable on demand, unsecured and non-interest bearing.

The Company has entered into a management services agreement and a consulting agreement with two officers of the Company which provide for severance in an amount that is equal to the greater of (i) three times annual salary; and (ii) U.S. $504,000 for one officer and $504,000 for the other officer. The severance is applicable in the event of termination without cause, in certain change of control conditions of the Company or if the respective officer ceases to be a director of the Company for any reason provided there is an absence of just cause.

12. INCOME TAXES:

Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 42.6% (2001 - 45.4%) to pre-tax income from continuing operations as a result of the following:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Loss before income taxes | $ | (1,442,665) | $ | (3,044,336) |
| Computed expected tax recovery | $ | (614,575) | $ | (1,382,129) |
| Increase in income taxes from valuation allowance | | 614,575 | | 1,382,129 |
| Large corporation tax | | 13,216 | | 15,736 |
| Income tax expense | $ | 13,216 | $ | 15,736 |

At March 31, 2002, the Company has available losses for income tax purposes totalling approximately $12.7 million, expiring at various times from 2002 to 2009. Of the available losses $5.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $31.4 million, which may be carried forward and utilized to reduce future taxable income. Included in the $31.4 million of tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

As at March 31, 2002, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

| | | |
|---|---|---|
| Mineral properties and deferred exploration | $ | (715,000) |
| Loss carry forwards | | 5,414,000 |
| Capital assets | | 145,000 |
| | | 4,844,000 |
| Valuation allowance | | (4,844,000) |
| Net future income tax asset (liability) | $ | - |

# CORPORATE INFORMATION

**Officers & Directors**

Paul Shatzko, M.D.
Chairman & Director

David N. Siegel, B.Sc., M.B.A.
Vice Chairman & Director

Jan W. Vandersande, Ph.D.
President & Director

Jesus R. Martinez, M.Sc., P.Eng.
Secretary & Director

Pradeep Varshney, M.S., M.B.A.
Chief Financial Officer

Carl G. Verley, B.Sc., P. Geol.
Director

David E. Whittle, B.Com., C.A.
Director

D.H.W. (Harry) Dobson
Director

Jonathan Comerford, B.A., M.B.S.
Director

Elizabeth J. Kirkwood
Director

**Shares Traded**
Toronto: Symbol MPV
OTC BB: Symbol MPVI

**Capitalization***

| | |
|---|---|
| Shares Authorized | 500,000,000 |
| Shares Issued** | 47,867,404 |
| Fully Diluted** | 53,993,048 |

*As of July 18, 2002
**These figures are net of the holdings in the subsidiary.

**Canadian Office**
Mountain Province Diamonds Inc.
Suite 212-525 Seymour Street
Vancouver, BC, Canada V6B 3H7
telephone: (604) 687-0122
facsimile: (604) 684-7208
e-mail: mountainprovince@telus.net
website: www.mountainprovince.com

**USA Office**
Mountain Province Diamonds Inc.
Empire Towers I
Suite 465-3633 E. Inland Empire Blvd.
Ontario, CA, USA 91764
telephone: (909) 466-1411
facsimile: (909) 466-1409
e-mail: mpvifsec@worldnet.att.net

**Registrar & Transfer Agent**
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC, Canada V6C 3B9
telephone: (604) 661-9400

151 Front Street
Toronto, Ontario
Canada M5J 2N1
telephone: (416) 981-9500

**Legal Counsel**
Campney & Murphy
Suite 2100-1111 West Georgia Street
Vancouver, BC, Canada V7X 1K9

**Bank**
Bank of Montreal
Main Branch
595 Burrard Street
Vancouver, BC, Canada V7X 1L7

**Auditors**
KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Po Box 10426, Pacific Centre
Vancouver, BC, Canada V7Y 1K3



MOUNTAIN PROVINCE DIAMONDS INC.
Canadian Office: Suite 212-525 Seymour Street Vancouver, BC, Canada V6B 3H7
U.S. Office: Empire Towers I, Suite 465-3633 E. Inland Empire Blvd. Ontario CA USA 91764

# MOUNTAIN PROVINCE DIAMONDS INC.
(Formerly Mountain Province Mining Inc.)

## INTERIM CONSOLIDATED FINANCIAL STATEMENTS

## THREE MONTHS ENDED JUNE 30, 2002

(UNAUDITED)

(PREPARED BY MANAGEMENT)

## Interim Report

**To Our Shareholders,**

## Summary

Mountain Province Diamonds Inc. (the Company) is a diamond exploration and development company and has a 44.1% interest in the AK claims located in the NWT of Canada. The Company and its partner, Camphor Ventures, entered into a joint-venture agreement with De Beer Canada Exploration Inc. ("De Beers Canada") formerly known as Monopros Ltd., a wholly owned subsidiary of De Beers Consolidated Mines Ltd., on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to 60% interest in the AK claims by taking the property to commercial production.

De Beers Canada completed a major bulk sample of the 5034, Tuzo, Hearne and Tesla pipes on April 6th, 1999. The modeled grades and modeled revenues ($ per carat) for the 5034, Hearne and Tuzo pipes were reported in early 2000. De Beers used these values in a desktop study to evaluate the cost of a conventional open pit mine of the three pipes.

The desktop study showed that whilst the modeled rate of return for the mining of the three main diamond pipes, namely the 5034, Hearne and Tuzo, is below the rate of return needed to proceed to the next phase of work an increase in diamonds revenues of only approximately 15% is needed to advance the project to the feasibility stage. The quickest way to achieve this increase is to carry out additional bulk sampling of the two highest value pipes (the Hearne and 5034) in order to significantly increase the number of diamonds available for valuation purposes. A C$10 million bulk sample program started in March 2001 and was completed in May 2001. The modeled diamond values were reported on December 18th, 2002. The modeled values are down slightly from those reported for the 1999 bulk sample, but are consistent with or less than the drop in values in the rough diamond market. The 9.9 carat diamond recovered from the 5034 pipe is of high quality and top color and was valued at approximately US$60,000. As a result of the discovery of this diamond, De Beers decided to do more bulk sampling of the 5034 and Hearne pipes this past winter in order to recover more high quality, top color diamonds. Drilling started on February 13th, 2002 and was completed April 20th, 2002. The modeled results are expected in the fourth quarter.

## AK Project

The purpose of the 2001 bulk sample was to significantly increase the number of diamonds available for valuation purposes. The larger number of diamonds available will increase the confidence in and the accuracy of the revenue per carat (value per carat) modeling and will hopefully positively impact the overall revenue per carat estimate. De Beers completed the winter 2001 bulk sample program of the Hearne and 5034 kimberlite pipes in early May. The 1,665 carats that were recovered from both pipes (to a 1.5mm lower cut-off) plus the diamonds recovered from the 1999 bulk sample were all valued, based on August 2001 diamond prices, at The Diamond Trading Company (DTC) in London. The De Beers Mineral Resources Estimation Department in Johannesburg has used these values for both bulk samples to update the modeled revenue per carat for each pipe.

De Beers has recently changed the way diamond values are reported to the Company to make them comparable to the values reported by other Canadian diamond mining companies. To compare the 1999 and the current values, 10% has to be added to the 1999 values. The average revenue per carat for the 5034 pipe based on the August 2001 values is US$65.50 for the combined 1999 and 2001 parcels, compared to the adjusted US$69.30 value for the 1999 bulk sample. Similarly the average revenue per carat for the Hearne pipe is US$63.30

compared to the adjusted US$71.50 value for the 1999 bulk sample. According to analysts and industry sources, the prices of rough diamonds have fallen by an average of around 20% during the recession of the past year and at least 10% since late 1999. The decreases in value for the diamonds from the 5034 and Hearne pipes are thus consistent with or less than the large drop in the rough diamond market values.

The 9.9 carat diamond recovered from the 5034 pipe this past winter is of high quality and top color and was valued by the DTC at approximately US$60,000. The Company's consultant, Overseas Diamonds N.V. from Antwerp, Belgium valued representative parcels of the diamonds at the DTC in November. Their values for selected parcels were within several percent of the De Beers' values for those same parcels.

It was observed at the DTC that a population of high quality diamonds (such as that of the 9.9 carat diamond) exists amongst the diamonds recovered to date from the Hearne and 5034 pipes. This observation and additional follow-up analysis of these diamonds led De Beers to the decision that more bulk sampling of the Hearne and 5034 pipes was now needed. More high quality diamonds need to be recovered so that their size frequency distribution can be determined more accurately. These high quality diamonds have a large impact, especially the larger ones, on the revenue per tonne so the more accurately their size frequency distribution is known, the greater the confidence in and the accuracy of the revenue modeling. These high quality diamonds offer upside potential to the values per carat. The occurrence of the very valuable 9.9 carat stone poses the possibility that these stones could occur regularly during production.

The 2002 bulk sample program of the 5034 pipe and Hearne diamond pipes started on February 13, 2002 and ended April 20, 2002. A total of six large diameter holes were drilled into the 5034 pipe and five into the Hearne pipe. The same drill (24 inch diameter) and the same drill method (a "diamond friendly" flood reverse system) that was used in 2001 was used again this year. De Beers recovered approximately 684 tonnes of kimberlite from the Hearne pipe and approximately 837 tonnes of kimberlite from the 5034 pipe for a total of 1,521 tonnes from 1,919 meters of kimberlite sample. The exact tonnage number will be available once all the data has been analyzed. This amount of kimberlite should yield at least 2000 carats. In last year's program, only a total of 968 tonnes were recovered from the Hearne and 5034 pipes combined. The kimberlite was processed in Grand Prairie, Alberta, Canada and the sample concentrates shipped to South Africa for recovery of the diamonds. The diamonds will then be valued in London at The Diamond Trading Company and after that the revenue per tonne modeling will be performed in Johannesburg. Final modeled results are expected in the fourth quarter.

## Exploration

The management committee consisting of representatives from the Company and De Beers that was formed after the release of the desktop study in August 2000, decided upon a strategy with two main components to advance the project. The first component was bulk sampling of the two main pipes to recover additional diamonds. The second component was an aggressive exploration program aimed at adding to the existing resource. Any additional kimberlite discoveries would change the economics of the project and if of sufficient value positively impact the modeled rate of return.

De Beers discovered several sills (shallow dipping kimberlite sheet-like bodies) of various lengths, widths and thicknesses north of MZ Lake during the 2001 spring exploration. Most of the recovered kimberlite (34kg) was sent to South Africa for both indicator mineral and micro-diamond recovery. An additional 22 kg from the two holes drilled into the MZ kimberlite during 1999 (MPV-99-33) and 2000 (MPV-00-004) was also treated. A total of 50 micro-diamonds were recovered from four of six holes. The sizes of the kimberlite samples varied from 4 to 16 kg, which are small samples.

During the spring 2002 exploration program, De Beers decided to concentrate on the sill associated with drill hole MPV-01-073 (called sill-73) because it had the most micro-diamonds per kg of all the sills discovered so far and because it has the potential of being one of the largest sills. A detailed ground penetrating radar (GPR) survey using closer line spacing than last year, was conducted this winter over a large area encompassing sill-73. The results of the survey were used to determine drill hole locations. A total of 10 follow-up holes were drilled into sill-73 and numerous intersections of kimberlite was recovered. The thicknesses of the intersections varied from 7cm to 2.10m with the largest combined kimberlite intersection in on drill hole being 3.49m, between 14.66m and 19.25m depth. This sill appears to extend at least one kilometer.

The MZ kimberlite will be sent to Kimberley, South Africa for micro-diamond recovery. If a sufficiently large and representative number of micro-diamonds are recovered and if the modeled grade is sufficiently high, then further work will be considered this summer/fall. Such a program would concentrate on where the sill comes nearest to the surface, as determined by the GPR.

## Financial Results

The Company's loss for the three months ended June 30, 2002 ("interim 2002") totaled $279,791 or $0.01 per share compared to $451,160 or $0.01 per share for the three months ended June 30, 2001. This 38% decrease in loss was because of various cost constraints implemented by the Company.

At June 30, 2002, the Company had $278,689 in cash and cash equivalents compared to $585,879 on March 31, 2002. At June 30, 2002 the Company had a working capital position of $55,083 compared to $339,897 on March 31, 2002.

During the interim 2002 the Company did not incur any expenditures on the exploration of the AK-CJ property. Since March 8, 2000 De Beers Canada has been bearing all expenditures for the AK-CJ project.

"*Jan W. Vandersande*"

Jan W. Vandersande, Ph.D.
President
August 19, 2002

*This report may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this report as a result of numerous factors, some of which are outside of the control of the Company.*

**MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**CONSOLIDATED BALANCE SHEETS**
**JUNE 30, 2002**
**(With comparative audited figures for March 31, 2002)**
**(Unaudited)**
**(PREPARED BY MANAGEMENT)**

| | June 30, 2002 | March 31, 2002 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and cash equivalents | $ 278,689 | $ 585,879 |
| Accounts receivable | 28,876 | 38,679 |
| Marketable securities | 32,392 | 32,392 |
| Advances and prepaid expenses | 8,545 | 7,192 |
| | 348,502 | 664,142 |
| Assets held for sale | 100,000 | 100,000 |
| Mineral properties | 1,628,822 | 1,628,822 |
| Deferred exploration | 31,492,926 | 31,492,926 |
| Capital assets | 66,297 | 61,274 |
| | $ 33,636,547 | $ 33,947,164 |
| LIABILITIES | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 190,349 | $ 213,209 |
| Due to related party | 91,070 | 99,036 |
| Taxes payable | 12,000 | 12,000 |
| | 293,419 | 324,245 |
| SHAREHOLDERS' EQUITY | | |
| Common shares (note 4) | 70,286,927 | 70,286,927 |
| Less shares owned by the subsidiary | (16,816,481) | (16,816,481) |
| | 53,470,446 | 53,470,446 |
| Deficit | (20,127,318) | (19,847,527) |
| | 33,343,128 | 33,622,919 |
| | $ 33,636,547 | $ 33,947,164 |

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

"*Jan W. Vandersande*" Director

"*Paul Shatzko*" Director

**MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION**
**FOR THE THREE MONTHS ENDED JUNE 30, 2002**
**(With comparative unaudited figures for the three months ended June 30, 2001)**
**(Unaudited)**
**(PREPARED BY MANAGEMENT)**

| | 2002 | 2001 |
|---|---|---|
| Exploration | | |
| Airborne geophysical survey & ground magnetics | - | 28,764 |
| Consulting & other professional services | - | 3,776 |
| Linecutting | - | 12,000 |
| Travel, transportation, supplies, equipment, food & hotel | - | 8,537 |
| DEFERRED EXPLORATION FOR THE PERIOD | - | 53,077 |
| DEFERRED EXPLORATION, BEGINNING OF PERIOD | 31,492,926 | 31,448,470 |
| DEFERRED EXPLORATION, END OF PERIOD | $ 31,492,926 | $ 31,501,547 |

See accompanying notes to unaudited interim consolidated financial statements.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT**
**FOR THE THREE MONTHS ENDED JUNE 30, 2002**
**(With comparative unaudited figures for the three months ended June 30, 2001)**
**(Unaudited)**
**(PREPARED BY MANAGEMENT)**

| | 2002 | 2001 |
|---|---|---|
| REVENUE: | | |
| Interest | $ 1,990 | $ 4,701 |
| EXPENSES: | | |
| Amortization | 3,983 | 4,758 |
| Bank charges & interest | 810 | 477 |
| General and administration | 258,046 | 446,626 |
| Property evaluation and maintenance | 18,942 | - |
| | 281,781 | 451,861 |
| LOSS BEFORE INCOME TAXES | (279,791) | (447,160 ) |
| INCOME TAX EXPENSE | - | 4,000 |
| LOSS FOR THE PERIOD | (279,791) | (451,160) |
| DEFICIT, BEGINNING OF PERIOD | (19,847,527) | (18,391,646) |
| DEFICIT, END OF PERIOD | $ (20,127,318) | $ (18,842,806) |
| BASIC & DILUTED LOSS PER SHARE | $ (0.01) | $ (0.01 ) |
| WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING | 47,867,404 | 46,165,217 |

See accompanying notes to unaudited interim consolidated financial statements.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE THREE MONTHS ENDED JUNE 30, 2002**
**(With comparative unaudited figures for the three months ended June 30, 2001)**
**(Unaudited)**
**(PREPARED BY MANAGEMENT)**

| | 2002 | 2001 |
|---|---|---|
| Cash provided by (used in): | | |
| OPERATING ACTIVITIES: | | |
| Net loss for the period | $ (279,791) | $ (451,160) |
| Items not involving cash: | | |
| Amortization | 3,983 | 4,758 |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | 9,803 | 9,496 |
| Advances and prepaid expenses | (1,353) | 38,243 |
| Accounts payable and accrued liabilities | (22,860) | (29,406) |
| Due to related party | (7,966) | - |
| Taxes payable | - | 3,993 |
| | (298,184) | (424,076) |
| INVESTING ACTIVITIES: | | |
| Acquisition of capital assets | (9,006) | (2,513) |
| Deferred exploration costs | - | (53,077) |
| | (9,006) | (55,590) |
| FINANCING ACTIVITIES: | | |
| Shares issued for cash on exercise of options | - | 18,000 |
| INCREASE (DECREASE) IN CASH DURING PERIOD | (307,190) | (461,666) |
| CASH, BEGINNING OF PERIOD | 585,879 | 1,082,193 |
| CASH AT END OF PERIOD | $ 278,689 | $ 620,527 |
| NON-CASH TRANSACTIONS: | | |
| Acquisition of Rabbit Tracks, Manitoba property for Issuance of 50,000 shares | $ - | $ 29,000 |

See accompanying notes to unaudited interim consolidated financial statements.

## MOUNTAIN PROVINCE DIAMONDS INC.
## (Formerly Mountain Province Mining Inc.)
## NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
## FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001
## (Unaudited)
## (PREPARED BY MANAGEMENT)

1. **Significant Accounting Policies:**

These interim consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") have been prepared by management, and have not been audited or reviewed by an independent public accountant. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's audited annual consolidated financial statements as at and for the year ended March 31, 2002 except as described below in note 2.

2. **Stock-based compensation:**

Effective April 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock based payments. The new recommendations are applied prospectively. As the Company did not grant any options during the quarter ended June 30, 2002, the adoption of the new standard had no effect on the quarterly financial statements.

The Company will account for all stock based payments to non-employees, and employee awards that are direct award of stock, granted on or after April 1, 2002, using the fair value method. No compensation cost is recorded for options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company will disclose the pro forma effect of accounting for these awards under the fair value based methods.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

3. **Loss per share:**

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods, net of shares owned by a subsidiary.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS, page 2**
**FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001**
**(Unaudited)**
**(PREPARED BY MANAGEMENT)**

4. **Share Capital:**

(a) Issued and fully paid:

| | Number of shares | Amount |
|---|---|---|
| Balance, June 30, 2002 | 63,883,100 | $ 70,286,927 |
| Less shares owned by subsidiary | (16,015,696) | (16,816,481) |
| | 47,867,404 | $ 53,470,446 |

(b) Stock options and share purchase warrants:

On June 30, 2002 the Company had 3,661,000 stock options and 3,500,644 share purchase warrants outstanding.

# MOUNTAIN PROVINCE DIAMONDS INC.

Suite 212
525 Seymour Street
Vancouver, B.C. V6B 3H7

Telephone 604-687-0122

Facsimile 604-684-7208

August 29, 2002

B.C. Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Ontario Securities Commission
Cadillac Fairview Tower
Suite 1800
P.O. Box 55
20 Queen St. West
Toronto, Ontario, M5H 3S8

Alberta Securities Commission
21st Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sir/Madam:

**RE: MOUNTAIN PROVINCE DIAMONDS INC.**
**(Formerly Mountain Province Mining Inc.)**
**Mailing on August 29, 2002**

The Company confirms that on the above date the interim financial statements, for the period ended June 30, 2002, were forwarded by prepaid first class mail to all the shareholders who are mentioned on the supplementary list maintained by the transfer agent of the Company.

Yours very truly,

*"Pradeep Varshney"*

Pradeep Varshney
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date September 5, 2002

By: Pradeep Varshney
[Print] Name: Pradeep Varshney
Title: Chief Financial Officer